Form 10-K, Exhibit 13
period 1996-12-31
MACKIE DESIGNS INC
filed 1997-03-26
CIK 946815

                                                                    EXHIBIT 13.1



                                  NEW MARKETS

                                  NEW PRODUCTS

                               NEW OPPORTUNITIES
                                       96

                              MACKIE DESIGNS INC.
                               ANNUAL REPORT 1996

FINANCIAL HIGHLIGHTS
   (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

                                               Year Ended        Year Ended        Year Ended        Year Ended       Year Ended
                                                12/31/96          12/31/95          12/31/94          12/31/93         12/31/92
----------------------------------------------------------------------------------------------------------------------------------
   STATEMENT OF
   INCOME DATA
----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                     $    73,236       $    63,919       $    49,907       $    21,934       $    12,386
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                  $    28,025       $    27,163       $    21,887       $     9,610       $     5,624
----------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                            $    17,784       $    13,627       $    10,388       $     5,881       $     3,203
----------------------------------------------------------------------------------------------------------------------------------
Pro Forma Net Income (a)                      $     7,421       $     9,026       $     7,555       $     2,437       $     1,577
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
----------------------------------------------------------------------------------------------------------------------------------
Working Capital                               $    32,020       $    30,154       $     7,004       $     2,850       $     1,527
----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                  $    46,256       $    38,046       $    13,592       $     6,552       $     3,521
----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                $         0       $         0       $       383       $        82       $         0
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                          $    42,283       $    34,807       $     8,244       $     3,624       $     2,150
----------------------------------------------------------------------------------------------------------------------------------

PER COMMON SHARE DATA
----------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share                            $      0.54       $      0.71       $      0.63       $      0.20       $      0.13
----------------------------------------------------------------------------------------------------------------------------------
Net Cash Flow From Operating Activities       $      0.50       $      0.50       $      0.51       $      0.21       $      0.13
----------------------------------------------------------------------------------------------------------------------------------
Book Value                                    $      3.10       $      2.73       $      0.68       $      0.30       $      0.18
----------------------------------------------------------------------------------------------------------------------------------
Shares Used In Pro Forma Net Income

Per Share                                      13,651,913        12,744,465        12,088,433        12,088,433        12,088,433
----------------------------------------------------------------------------------------------------------------------------------

(a) Through 8/16/95, the Company was taxed as an S Corporation and therefore was not subject to income taxes. The pro forma income statement data includes certain adjustments to reflect a provision for income taxes as if the Company had been subject to income taxes as a C Corporation.





Product and award photography by Dave Crosier.
People and facilities photography by Richard McNamee.

The following are registered trademarks or trademarks of Mackie Designs Inc.:
"MACKIE.", the "Running Man" figure, UltraMix, VLZ, FR Series, HR Series, HUI, UltraMix Pro, Ultra-34, UltraMute, UltraPilot, V-Pot, V-Strip. This document also contains names and marks of other Companies.

                              (INSIDE FRONT COVER)

Company Profile

     Mackie Designs Inc. has produced professional audio mixing systems since 1989. Used in virtually all live and recorded sound applications, mixers combine sound sources, such as voices, musical instruments, or sound effects, into a finished audio blend.

     Mackie maintains a strong position in the professional audio market and has an exceptionally loyal brand following earned through the company's reputation for quality, value, and design reliability.

     In 1996, Mackie Designs expanded its product line to include large-format concert/theatrical mixing consoles and introduced a new line of power amplifiers, the first in a series of non-mixer-related professional audio products.

     Mackie products are distributed globally by independent distributors and manufacturers' representatives through a well-established network of retail and specialty dealers in over 100 countries.

     To achieve our corporate goals of high quality, low manufacturing costs, and production flexibility, Mackie stresses vertical integration. Our 160,000-square-foot facility in Woodinville, Washington includes on-site sheet metal production, a paint facility, and printed circuit board assembly. Considered within the electronics industry to be a state-of-the-art manufacturer, Mackie employs production methods that are environmentally friendly and that allow maximum control over critical aspects of product quality.

     Markets for mixing systems include commercial and home recording studios, motion picture productions, television and radio stations, churches, schools, theaters, and auditoriums. Opportunities are also expanding in the multimedia production market, which is growing at a yearly rate of approximately 25%.

     As the information and media markets continue to grow at rapid rates, the potential market for mixers and other professional audio products is also steadily increasing. Current composite growth in our core markets is accelerating at a phenomenal rate.

     Mackie Designs has a significant share of the low to mid-priced mixer market. We believe that this success will be leveraged as we enter additional, closely-related professional audio markets.



You hear Mackie Designs products from the time you wake up until the time you go to bed.

                                        -

You hear us when you listen to AM or FM radio. When you watch broadcast or cable television.

                                        -

When you listen to a compact disc or a cassette tape.

                                        -

When you watch a videotape, access a multimedia CD-ROM, or receive audio over the Internet.

                                        -

Every Sunday, we're a part of the worship service at thousands of churches; during the week, we play a key role in conference, presentation, and trade show audio systems.

                                        -

We're on Billboard magazine's Top 100 Albums Chart, on Broadway, and on the field at NFL football games.

                                        -

We're there when CNN reports live from the scene of a major news event.

                                        -

And when top-rated television shows are taped.

                                        -

In short, we're an indispensable part of every facet of audio production. And a key player in the $4 billion dollar professional audio and music equipment market.

a) photo of Greg Mackie

Greg C. Mackie, Founder, Chairman and CEO


b) photo of SR40-8 console

SR40-8 Large-Format Live Sound Console, Mackie's debut in this market, which includes large-scale theaters and churches, touring sound companies, and permanent installations. The SR40-8 will be joined by the 56-channel SR56-8 in 1997.


TO OUR SHAREHOLDERS:

     1996 was both a landmark year and a challenging year for Mackie Designs. We continued to grow at a rapid rate. We developed, matured, and moved closer to our goal of being the world's leading designer, manufacturer, and marketer of professional audio products.

     In keeping with Mackie's open, candid corporate culture, I want to first address the one shadow in an otherwise bright year. To put it bluntly, delays in shipping several new products adversely affected our 1996 revenue results.

     In reviewing the circumstances surrounding these delays, I hope to give our shareholders insight into how Mackie ultimately achieves an extraordinarily high rate of product success -- as well as the measures we've taken to prevent similar problems in the future.

     QUALITY AND PROFITABILITY.

     My vision since founding the company has focused on producing high quality affordable professional audio equipment. Accordingly, Mackie Designs has set the industry standard for reliable, ergonomic designs that boost productivity and creativity.

     Our superb reputation has also positioned us to capitalize on our reputation by expanding into associated professional audio markets where the same values -- high quality, affordability, and reliability -- are critical to product acceptance.

     Last year, we announced several lines of new products including power amplifiers, studio monitor loudspeakers, large-format mixing consoles, and digital interfaces. As prototypes of these products were debuted at major trade shows, it became clear that we had correctly assessed the needs of the market. Acceptance among dealers and customers was extremely positive and we booked an impressive number of advance orders.

     Part of the challenge of growth into new markets is anticipating product development schedules and release dates. Based on the enthusiastic reception given our new products, we took an aggressive approach toward product release timelines. Unfortunately, these accelerated, optimistic deadlines collided with our dedication to product quality and manufacturing economy.
Let me explain.

     To our customers, the products we make are not luxuries; they are indispensable tools of the trade, used day in and day out to earn a living.

     In the market, that means a Mackie Designs professional audio product must perform flawlessly under any working condition and be a superb value. Internally, it means that we would rather delay a product introduction until it is both reliable and economical to produce, rather than compromising on quality or long-term profit margins.

     In the case of our power amplifiers and large-format sound reinforcement consoles, reconciling these goals simply took longer than expected. We shipped before the end of the year, but not in quantities that met our 1996 projections.

     Increased production of quality product.
     We have now taken steps to insure that future new products stay on schedule. First, we've substantially increased our R&D staffing. We've reorganized our Product Development department and given its product teams greater levels of incentive and autonomy. We've also made significant changes in the organization of our manufacturing work flow to implement new production lines more rapidly.

     In keeping with our philosophy of vertical integration, we've brought on-line many manufacturing processes that went through installation and shakedown during 1996. We are now taking full advantage of our two adjacent facilities that total over 160,000 square feet.


a) photo of SR24-4 console

SR24-4 SR Series Sound Reinforcement Console Designed for use in live situations of all kinds, especially night clubs, theaters, churches, and auditoriums, the SR24-4 (and 32-channel SR32-4) provide maximum flexibility and durability at affordable prices.


b) photo of award

Mackie Designs' CR1604-VLZ(R) was the first audio hardware product to ever win AV Video magazine's coveted Platinum Award for innovation in technology.


c) photo of award

Videomaker magazine has bestowed Mackie with a number of honors, including the 1996 Best Product of the Year Award for the MS1402-VLZ(R).

a) photo of MS1202-VLZ mixer

MS1202-VLZ(R) Compact Mic/Line Mixer Descendant of the original MS1202, this small mixer is big on features and sonic performance. That's why they're found in the setups of bands, home recording studios, video post and multimedia suites, broadcast facilities, schools, and more.


b) photo of two awards
c) photo of award

Testament to Mackie's award-winning products. The 1996 TEC Award for the SR24-4
(top); The 1997 Music & Sound Retailer Award for the M-1200 power amplifier; (below) New Media magazine's 1996 Hyper Award for MS1202-VLZ.


     In addition to in-house metal fabrication, we have installed a state-of-the-art coating and screening facility. As compared to outsourcing, these on-site installations produce measurable cost savings per unit and allow us to maintain a high product quality. They also give us an added measure of flexibility. For example, reconfiguring our paint system to begin processing a different model mixer or power amplifier chassis can be accomplished in a very short time. This ability to "turn on a dime" lets us quickly adjust to market demands without depending on the production schedules and lead times of outside suppliers.


     This kind of equipment is an investment in our future and we believe that it will significantly enhance company performance.


     KEY ADDITIONS TO OUR EXECUTIVE STAFF

     The management team at Mackie has been strengthened by the addition of two new talented leaders. I am proud to announce the appointment of Roy Wemyss as Chief Operating Officer and Patric Wiesmann as Vice President of Marketing and Business Development.

d)  photo of Patric Wiesmann and Roy Wemyss

Patric Wiesmann (left), VP Marketing and Business Development, and Roy Wemyss, Chief Operating Officer.


     Roy Wemyss acted as interim COO for the Company from November 1996 through February 1997, after which he was appointed Mackie's Chief Operating Officer. Mr. Wemyss has over 25 years of broad business experience in domestic and international manufacturing and distribution, and has implemented successful sales and marketing strategies for global companies.

     Patric Wiesmann, Mackie's Vice President of Marketing and Business Development, has expertise and over 10 years of experience in strategic planning and business development. Mr. Wiesmann has been responsible in prior positions for tactical planning in marketing and sales, and has experience with marketing and distribution channels for worldwide companies.

     Roy and Patric join a dynamic, enthusiastic group of seasoned management and operations veterans, many of whom have years of tenure with Mackie and all of whom have strong track records in other pro audio companies. Collectively, we are working toward our common goal of producing the best-quality and best-value professional audio products in the world.

     Our dedication to that vision has made us successful in the past. We have earned our reputation component by component, shipment by shipment. Looking forward, I believe that we will experience continued growth as we apply our vision toward additional product categories and technological enhancements to our core product lines. This, together with our strong distributor, field representative, and retail network, will strengthen our position in the global professional audio marketplace.

     1996 was a year in which we invested in future growth. We anticipate reaping the benefits of this investment in 1997 and beyond.


Sincerely,

/s/ Greg C. Mackie

Greg C. Mackie
Founder and CEO



a) photo of awards

Musician magazine gave the CR1604-VLZ their 1997 Editor's Pick award (top), and Music & Sound Retailer gave it their 1997 award (above).

b) photo of CR1604-VLZ mixer

CR1604-VLZ(R) Mic/Line Mixer A successful follow-up to the original CR-1604, the CR1604-VLZ adds a wealth of features suggested by owners of the original, who use their 1604s in home project studios, for live sound, and in video/multimedia suites. CR1604-VLZs can also be found in permanent installations in churches, auditoriums, and conference facilities.

a) photo of engineers

b) photo of engineers

c) photo of M-1400 power amp

d) photo of engineers

   Mackie's product development engineering expanded greatly in 1996. Our acoustic, analog, and digital engineers are working to make the company's diversification a success. The introduction of products such as the HR824 active near-field studio monitor, the FR Series(TM) power amplifiers, and the HUI(TM) and Digital 8-Bus will poise Mackie for continued success. As we take advantage of these new markets and opportunities, the engineering team will be increasingly called on to provide the ideas and direction to move Mackie into the 21st century.

M-1400 Fast Recovery Series Power Amplifier Along with the
M-1200, the FR Series(TM) power amplifiers offer premium power, features, and durability at prices musicians can afford. You'll find the M-1400 in live sound setups, studios, and permanent installations.


STRENGTH IN OUR CORE MARKETS FUELS A MAJOR R&D INITIATIVE.

     If you ask leading industry observers, they'll tell you that Greg's first Mackie Designs product, the CR-1604, not only redefined the pro audio industry but actually helped create a completely new market: home hobbyist recording studios.

     In the past five years, the CR-1604 has been joined by nine other mixer models, several of which have also become industry standards. In 1996, we achieved one of the most difficult product marketing transitions: upgrading a very successful model to achieve even greater user satisfaction. This new version was introduced into the highly competitive retail market without disrupting sales of other Mackie Designs mixing systems. The new "improved" CR-1604 is outselling the old model by a wide margin.

     Increased sales of our highest-volume compact mixer model, as well as the addition of a new mid-line compact mixer, has caused our compact systems to steadily increase in sales volume.

     Much of Mackie's past growth has come from new products. 1996 saw us significantly increase our investment in Research and Development by expanding Product Development Engineering resources. This positions Mackie for major growth in three extremely important markets: Acoustic, Analog, and Digital.

     The Acoustic Group's first new product is an active studio reference monitor. These small loudspeakers are used for critical listening in all recording studios and video production facilities. Recent electronic and transducer technology has created a new generation of monitors called active (powered) monitors. However, until the debut of our new HR824, these active monitors, which contain one or more power amplifiers and signal-processing electronics, have been extremely expensive. Our new model rivals the best on the market, yet is priced significantly lower.

     The Analog Group developed new power amplifier designs, one of which, the M-1400, targets our growing international market. In keeping with our "more for your money" approach, each amplifier model contains signal processing circuitry that is not standard in competitive products.

     In addition, the Analog Group completed development of our landmark SR40-8, a large-format console for sound reinforcement applications.

     The first product from our Digital Group will be HUI(TM), a Human User Interface to be used with Digidesign(R) Pro Tools(R) 4.0 and other digital audio workstations. Previewed in November at the 101st Audio Engineering Society Convention, HUI enhances the mixing capabilities of Pro Tools, the world's best-selling digital audio workstation software. HUI provides a productivity-boosting hands-on interface for professionals in the motion picture, broadcast, recording, and video production industries.

     These products are just the beginning.

     In January of 1997, at our industry's primary annual U.S. trade show, we debuted the culmination of over eighteen months of intense work by the Digital
Group: the Mackie Digital 8-Bus. It combines our expertise in mixer ergonomics with the latest digital technology, including on-board computer processing, hard disk, SVGA monitor card, and high-speed modem for Internet access -- giving us a strong introductory position in a high-potential product category.


a) photo of Human User Interface
[HUMAN USER INTERFACE (TM) LOGO]

HUI(TM) Human User Interface Designed for use with Digidesign(R)'s Pro Tools(R) 4.0, HUI allows users of digital audio workstations to mix sound in a more familiar, tactile manner, rather than with a computer keyboard and mouse. Video post editing and multimedia suites with digital audio workstations will appreciate the creativity and ease-of-use provided by HUI.


b) photo of Digital Group

The Digital Group flanking one of their latest creations.

c) photo of HR824 studio monitor

HR824 Active Near-Field Studio Monitor. While mixers are important for putting together sounds, having an accurate means of playback is equally critical. The HR824 takes advantage of advances in active monitor technology to provide an affordable high-quality studio monitor for use in project studios, larger recording studios, video post and multimedia suites, and more.

a) photo of paint facility

Overseeing the operation of the automated paint line.

BUILDING A LOYAL FOLLOWING... THE HUMAN ELEMENT.

     Audio mixing systems look complicated and intimidating.


a) photo of compact mixer users

Mackie mixers are so intuitive, people of all ages have learned to mix on them. This segment of the market was largely created by our line of compact mixers.


b) photo of Mackie receptionists

When Mackie users call with tech support questions or requests for literature, they don't have to suffer through an endless voice-mail maze.


c) photo of assembly line

   One of the main reasons for Mackie's success is the people who work here. From the people who put together the products to those who help sell and publicize them to the folks who get them ready for shipment, it is the work of a dedicated team that has made Mackie pro audio systems respected all over the world.

   We are looking forward to the challenges ahead in 1997 as Mackie adds a number of new products to its roster. As a team, we will come together to repeat our past successes.


d) photo of Mackie employee

e) photo of Mackie employee

f) photo of warehouse activities


     At the company's inception, when we first targeted home hobbyists as well as seasoned professionals, we knew that user friendliness would be a prime selling point. Unlike many of our competitors, we have gone to great lengths to make our products -- and Mackie Designs -- accessible, unintimidating, and downright friendly to users of pro audio products.

     At the product level, this was done by eliminating unnecessary complication, adding clear labeling, intuitive ergonomics, and owner's manuals so informative and fun to read that over 20% of warranty card comments include compliments on the documentation.

     Through our in-house marketing and advertising department, we've maintained a friendly, approachable tone in everything from our shipping cartons to our long-copy tabloid style brochures, award-winning videos, and extensive print advertising.

     Even more important, we follow through on our friendly, personal communications with what many consider to be the best customer service in the professional audio industry.

     Instead of an automated phone "merry-go-round," live receptionists greet callers and transfer them to our highly trained

a) photo of warehouse

   A tour of Mackie's spacious campus in Woodinville, WA shows a wealth of creative, enthusiastic employees dedicated to producing top-quality pro audio products. The modern, 160,000-square-foot facility occupies two-plus buildings and is stocked with the tools and materials necessary for each employee to succeed in a job well-done.


b) photo of Mackie employee

   With the right people in place and the proper tools to do the job, Mackie is headed in the right direction for 1997 and beyond.


c) photo of Executive staff

Mackie Executive Staff (Top row, left to right) Patric Wiesmann, Roy Wemyss, Tom Elliott; (Bottom row) Janet Narduzzi, Greg Mackie, and Dave Firestone.


d) photo of technical support staff

Mackie's knowledgable technical support crew is readily available to handle any problem.


e) photo of sales administration staff

Mackie's cheerful sales administration staff, including representatives for both domestic and international sales.


Technical Support and Service staff. Each member of the Mackie support team has many years of hands-on experience with professional audio equipment and is equipped with a wide variety of representative sound systems for "remote" problem solving. Our Tech Support Department is so much more easily accessed than that of our competition that Mackie personnel often answer questions that pertain to other brands as well -- a service that has gained us much word-of-mouth praise among our customers.

     Mackie's Service Department offers turnaround times that are legendary in the industry. In an industry where professionals' livelihood often depends on having a working audio mixer, this level of support has gained us a very loyal following.

     Finally, because there is a proven correlation between product knowledge on the retail floor and increased sales, we created a Product Training Center. By converting a block of previously unused space into a dedicated sound recording training facility, we created a resource center where sales people and technicians from our distributors, representatives, and dealers can receive advanced hands-on product training.

INDISPENSABLE TOOLS FOR EVERY KIND OF AUDIO PRODUCTION -- AND REPRODUCTION.


a) photo of MS1402-VLZ mixer

MS1402-VLZ(R) Compact Mic/Line Mixer. Big brother of the MS1202, the MS1404-VLZ has six microphone inputs and faders on all channels for easier mixdown. This compact workhorse can be found in TV newsrooms, on-stage with major touring acts, and recording dialog for major motion pictures.


   COMPACT MIXERS like the MS1202-VLZ(R), MS1402-VLZ(R), and CR1604-VLZ(R) are used by individual musicians, hobbyists, and production teams. These general purpose mixing systems are found in nightclubs, radio and TV stations, corporate boardrooms, meeting facilities, multimedia companies, video production companies, film sound facilities, rehearsal halls, and on-stage with performing acts of all sizes. Because of their wealth of features, small size, and low cost, Mackie compact mixers are found just about everywhere.

     MID-SIZED MACKIE DESIGNS CONSOLES are used where more inputs and signal routing flexibility are required. Our SR (Sound Reinforcement) Series is designed primarily for use in locations that mix live sound, such as clubs, churches, and performing arts theaters. The 8-Bus Series is so ubiquitous that it has actually spawned an aftermarket for 8-Bus accessories such as wood-paneled stands and enclosures. It is currently an industry standard for commercial project studios and "in-house studios of the stars." Such major recording acts as BoyzIIMen, Metallica, Queensryche, Dweezil Zappa, Bryan Adams, Yes, k.d. lang, The Presidents of the United States of America, Blues Traveller, and Earth, Wind and Fire have produced portions of current albums on Mackie 8-Bus consoles.

      LARGE-FORMAT SR40-8 AND SR 56-8 CONSOLES are used in complex live mixing situations such as major concerts, television


b) photo of 8-Bus console

8-Bus Recording Consoles Available in 16, 24, and 32 channel versions, the 8-Bus has been used to record top-selling albums, major movie soundtracks, and television commercials. The optional 24-E Expander allows even more channels, and optional accessories such as The Stand and The SideCar make the 8-Bus the perfect recording studio centerpiece.


c) photo of Mackie mixer user

   You don't have to look very hard to find Mackie Designs pro audio products. In all kinds of places our mixers, amplifiers, and other products are doing all kinds of things.

   ROB POTTORF designs music and sound effects for the rides, attractions, and live shows at Paramount Parks. His 8-Bus recording console allows him the flexibility and maximum inputs it takes to make one of these experiences come to life.


d) photo of Mackie mixer user

   Meanwhile, KEVIN CASTRO uses his 8-Bus to mix sound for the daily skits presented on The Tonight Show. Kevin's harried work -- skits are typically shot, mixed, and aired the same day -- leaves him no time for mixers with complicated user interfaces. He says using the 8-Bus has made his video sound-editing gig a lot easier.

   Way up north in Seattle, TOM MCGURK spends all his time at Bad Animals recording studio. There he concocts Emmy(R) award-winning sound for the highly trumpeted children's science TV show, BILL NYE THE SCIENCE GUY. His trusty

8-bus and LM-3204 line-mixer deliver what he calls "awesome sounding results."



   There's more to television sound than studio recording. Major broadcast networks from around the world, such as CNN, NBC, and more, count on Mackie mixers to deliver clean audio for their global satellite broadcasts.

   At the 1996 SUMMER OLYMPICS in Atlanta, PETE ADDAMS and his crew used a number of compact Mackies for microphone feeds to send out the ultra-clean signal to various networks across the planet.

a) photo of Mackie users

   Our compact CR1604-VLZ, MS1402-VLZ, and MS1202-VLZ mixers have also been used for successive Super Bowl broadcasts, NBA games, and countless other events.

   Of course, musicians, producers, and engineers also rely on Mackie mixers for clean, crisp sound in their recording studios and out on tour.

   Famous guitarist (not to mention famed guitarist's son) DWEEZIL ZAPPA has an old Neve recording console a few feet away from his bedroom. Unfortunately, this very expensive mixer is kept busy with the unreleased work of his dad, Frank. So Dweezil bought himself a sonically uncompromising 8-bus and some digital multitrack recorders to get on with his latest project, What the Hell Was I Thinking?

b) photo of Mackie user

productions, and large churches and auditoriums. The SR40-8 represents the first live console priced under $10,000 to meet or exceed the capabilities of competitive products costing significantly more. For example, one of the first SR40-8s arrived at The Nashville Network just thirty minutes before a major live concert taping session. The staff not only got their new SR40-8 connected and functioning before air time, but created a sound mix so much clearer than had been possible with the previous console that they received a standing ovation.

c) photo of UltraMix(R) Universal Automation System

Ultra Mix* Universal Automation System.   Designed to work with any mixer,
UltraMix gives the user a way of automating tricky time-consuming mix procedures. It also makes automation affordable to home project studios, video/multimedia suites, and more.

      If a mixer is a typewriter, then a mixer with Mackie's ULTRAMIX(R) UNIVERSAL AUTOMATION SYSTEM becomes a computerized word processor. UltraMix brings digital control -- including the ability to dynamically record levels, edit, store, and recall files -- to any existing mixing console. A combination of hardware control box, UltraPilot(TM) hands-on interface, and Windows(R) 95 or Macintosh(R) computer software, UltraMix can be retrofitted to any existing mixer of any brand, for full control of up to 130 channels. Because of its affordable price tag, UltraMix brings the ease and creativity of automation to practically any facility, including commercial recording studios and project studios, and television and radio audio production suites.

      STUDIO MONITORS are a critical part of every commercial and home audio production facility. In effect, they're the only part of hundreds of thousands of dollars worth of

d)  graphic of cutaway view of inside an HR824 studio monitor

"Cutaway" view of the inside of an HR824 Active Studio Monitor.

equipment that the engineer and producer actually hear. Thus professional audio monitors must be unflinchingly accurate. Within the last five years, a new generation of monitors with active internal electronics and amplification have increased sound fidelity dramatically. However, their price has kept them out of reach for all but the biggest-budget studios. In typical Mackie fashion, our new HR824 High-Resolution Studio Reference Monitors provide the audible benefits of active circuitry (including internal FR Series-based amplifiers) at a significantly lower price than our imported competition.

a) photo of cutaway view of M-1400 power amplifier

"Cutaway" view of the inside of an M-1400 FR Series(TM) power amplifier.

     POWER AMPLIFIERS boost a mixer's output to the high levels required for sound reinforcement loudspeakers. Applications range from touring sound systems used for pop concerts and touring Broadway productions to fixed installations in theaters, large churches, auditoriums, DJ/dance systems, and sports arenas. Our FR Series(TM) M-1200 and M-1400 provide exceptional sound quality and durability... even when pushed to extremely high levels. They also include numerous sound-enhancing circuits that are often expensive add-ons in competitive amplifiers.

     Digital audio workstations (DAWs) combine the flexibility of a computer interface and the superb sonic quality of digital hard disk recording. However, by their very nature, DAWs substitute virtual screen images (accessible only with a mouse) for the hands-on faders and knobs that sound engineers are used to manipulating. Our HUI(TM) HUMAN USER INTERFACE DAW CONTROLLER will provide an ergonomic human interface that can significantly improve workstation ease-of-use and productivity. Initially developed to directly interface with market-leader Digidesign(R)'s Pro Tools(R) 4.0, HUI will eventually be compatible with other DAWs as well. The Human User Interface will enable Mackie to capitalize on the $1.3 billion yearly digital audio

b) photo of HUI(TM) Human User Interface

HUI(TM) Human User Interface.

The album features practically every great guitarist on the planet.

   Like Dweezil, JON ANDERSON needs no introduction. As the vocalist and songwriting frontman for YES, his ethereal voice can be heard on classic rock stations all over the world. Jon has recorded solo albums, Irish music albums, and even the latest Yes project with help from various Mackie mixers and UltraMix automation.

c) photo of Mackie users

   MARC RAMAER, too, can afford higher-priced mixers. He is, among other things, K.D. Lang's right-hand man when it comes to sound. He designed her studio around a Mackie 8-bus system and helps her track and mix her dazzling records, including her 1996 big-seller, All You Can Eat. One listen to the work he does is the best compliment we can get -- he chose Mackie consoles because of their superlative transparent sound and excellent headroom.

   The sonic quality and affordability of Mackie mixers is appreciated by musicians and engineers of all levels. JEFF THOMAS, an engineer for the DAVE MATTHEWS BAND, one of the year's biggest new acts, gets to listen to the band perform almost every night. He records their performances on digital multitrack recorders via four Mackie CR-1604 compact mixers. Dave Matthews' bass player, STEPHANE LESSARD, uses his 8-bus recording console for writing and producing side projects.

d) photo of Mackie user

a) photo of Mackie users

   CHRIS BALLEW and DAVE DEDERER recorded "demo" versions of THE PRESIDENTS OF THE UNITED STATES OF AMERICA's recent Columbia LP, II, on an MS1202-VLZ compact mixer, and then added two CR1604-VLZ mixers to their home studios. There they'll be recording B-sides for singles off their second CD and demos for future albums.

   No matter what the application, no matter what level of musician, Mackie's complete line of recording, live sound, and compact mixers can be found doing the job every day of the year. It's because of their reliability, superb sound quality, ergonomic design, and affordability. And probably good word-of-mouth.

b) photo of SR40-8 console

workstation market by providing a tool that many professionals will incorporate into their multimedia, film, and video post-production tasks.

     Our new DIGITAL 8-BUS was termed by one leading industry trade editor, "...the overwhelming high point" of the recent 1997 National Association of Music Merchants (NAMM) convention. While this product is not slated to ship until mid-1997, we feel that it is important to include the Digital 8-Bus in this report because the bulk of its development was accomplished during 1996 by our Digital Group. As our banners stated at the recent NAMM trade show, "We didn't do digital first. We did digital right." We believe that the Digital 8-Bus will be a significant source of revenue in 1997 and beyond.

c) digital graphic

d) photo of Mackie retailer

    Retailers all over the world use eye-catching displays to show Mackie pro audio products. Pictured here is Guitar Center in Hollywood, CA.

LEVERAGING MACKIE
BRAND EQUITY WORLDWIDE.

     Currently estimated at $815 million per year, the worldwide mixer market continues to grow at a rate of approximately 11% annually. We believe that this steady expansion of mixer use reflects the general public's increasing sophistication and expectation of audio quality. While analog mixers will remain a strong category for decades to come, digital mixing systems are gaining market share. Our 1997 digital mixer product introductions are intended to firmly position us for long-term future growth as this product segment grows.


     The overall global pro audio and musical instrument markets are estimated at over $4 billion. Because a significant share of this sum is sales of power amplifiers, sound reinforcement loudspeakers and non-mixer digital products, we believe that there is enormous growth potential for Mackie in other professional audio product categories.


a) world graphic

     With established distribution in over 100 countries, Mackie's international business has been expanding at a steady rate and continues to be our biggest opportunity for revenue growth. By the end of 1996, international sales of Mackie Designs products had grown to 38% of our overall business. During 1996, Mackie added an International Sales Manager and support personnel, strengthened our relationships with current distributors, developed new ones in the few countries into which we don't already sell, and addressed international customers' country-specific voltage and safety requirements. We now create owner's manuals and sales literature in many languages, provide translated product training videos and print advertisements for use by our distributors, and we are coordinating our public relations and artist relations promotions to target global markets.

b) photo of sales representatives

     International sales representatives attended
     Mackie 1996 Post-NAMM invitational, where they were given tours of the Mackie facilities and a chance to learn more about selling our products.

c) photos of Mackie advertisements

     An assortment of international advertisements shows Mackie's commitment to global markets.

d) photo of salespeople

     Attendance at international trade shows give us the chance to meet customers and sales people from all corners of the globe.

                           a) Mackie display at NAMM

          As usual, Mackie creates a splash at NAMM '96, Anaheim, CA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
    The following information contains certain forward-looking statements that anticipate future trends or events. These statements are based on certain assumptions that may prove to be erroneous and are subject to certain risks including, but not limited to, the Company's ability to introduce new products, the concentration of the Company's current products in a relatively narrow segment of the professional audio market, technological change and increased competition in the industry, the Company's ability to manage its rapid growth, its limited protection of technology and trademarks, various factors that impact the Company's international operations including custom and tariff regulations, currency fluctuations and lower gross margins, the Company's dependence on a limited number of suppliers and on its network of representatives and distributors, and its dependence on certain key personnel within the Company. Accordingly, actual results may differ, possibly materially, from the predictions contained herein.

    The Company derives its operating revenue from worldwide sales of audio mixers and other professional audio equipment. Sales outside the U.S. account for a significant portion of the Company's total sales. International sales volumes have historically been affected by foreign currency fluctuations relative to the U.S. dollar. The Company prices its products in U.S. dollars worldwide. When weaknesses of local currencies have made the Company's products more expensive, sales to those countries have declined.

    The Company's gross margins are affected by its international sales. Typically, gross margins from exported products are lower than from those sold in the U.S. due to discounts offered to the Company's international distributors. The Company offered its international distributors a weighted average discount of approximately 12.7% in 1996, 8.1% in 1995 and 7.7% in 1994. The increase in 1996 was attributable to the fact that the Company increased its discounts to foreign distributors after it terminated the services of its exclusive representative for sales to foreign distributors in 1995 and began supervising international marketing and sales internally. Sales outside the U.S. represented approximately 38%, 34% and 36% of the Company's net sales in 1996, 1995 and 1994, respectively. The Company expects to increase the percentage of sales to its international markets. This trend is expected to have a negative effect on gross margins. While the Company has eliminated the commissions it was paying to its international representative, the Company has incurred and will continue to incur additional expenses associated with managing international marketing and sales internally. This is expected to result in a net decrease in sales and marketing expenses as a percentage of net sales. The Company also plans to increase its advertising efforts in international markets which will increase sales and marketing expenses.

    The Company's gross margins are also affected by the purchase of some components abroad. As a result of fluctuations in the value of local currencies relative to the U.S. dollar, some of the Company's foreign component suppliers have increased prices and may further increase prices. The Company currently does not employ any foreign exchange hedging strategies, but may employ such strategies in the future.

    The Company does not generally track backlog. Generally, orders are shipped within two weeks after receipt. In the case of new product introductions or periods where product demand exceeds production capacity, the Company allocates products to customers on a monthly basis until demand is met.

    The Company's gross margins have fluctuated from time to time due primarily to inefficiencies related to the introduction and manufacturing of new products and inefficiencies associated with integrating new equipment into the Company's manufacturing processes. Historically, fluctuations have also resulted from increases in overhead associated with each of the Company's several relocations, varying prices of components and competitive pressures.

    The Company plans to introduce new products and product revisions at a more rapid rate than it has in the past. Some anticipated new products will require the implementation of manufacturing practices with which the Company is not familiar. This could result in lower margins as the Company becomes more familiar with new manufacturing procedures.

    As a result of its election to be treated as an S Corporation, the Company was exempt from the payment of federal income taxes through August 16, 1995. Accordingly, the Company's financial statements do not contain a provision for income tax expense for periods through that date. Pro forma income statement information is provided to reflect a provision for income taxes as if the Company had been subject to federal income taxes as a C Corporation for all periods presented.

                             Results of Operations



                          Year Ended December 31, 1996
                                as Compared with
                          Year Ended December 31, 1995

NET SALES

    The Company's net sales increased 14.6% to $73.2 million in 1996 from $63.9 million in 1995. The increase in sales was primarily attributable to an increase in sales of two product lines: compact mixers and the SR Series mixers. Sales of compact mixers increased to 53% of net sales in 1996 from 35% in 1995. Sales of the SR Series mixers increased to 20% of net sales in 1996 from 17% in 1995. Sales outside the U.S. represented 38% and 34% of the Company's net sales in 1996 and 1995, respectively.

COST OF SALES

    Gross profit was $28.0 million in 1996 compared with $27.2 million in 1995. Gross profit as a percentage of net sales decreased to 38.3% in 1996 from 42.5% in 1995. The decrease was due to increases in discounts offered to international distributors following the Company's decision, effective November 1, 1995, to terminate the services of its exclusive representative for sales to distributors outside the U.S. and Canada. Since then, the Company has supervised the international marketing and sales of its products internally. The decrease in gross margin percentage was also due to a difference in product mix in 1996 compared with 1995 as sales of the MS1202-VLZ (introduced in the fourth quarter of 1995 as the successor to the MS-1202) and the CR1604-VLZ (introduced in the first quarter of 1996 as the successor to the CR-1604) provided lower gross margin percentages than their predecessors. As the Company has introduced new versions of existing products, it has added more features to them without significant price increases. Additionally, the gross margin decreased due to labor and overhead inefficiencies caused by a lower than anticipated sales volume in the third and fourth quarters of 1996.

MARKETING AND SALES

     Marketing and sales expenses increased to $9.2 million in 1996 from $9.0 million in 1995. The increase was due primarily to increases in marketing staff. The primary components of marketing and sales expenses include salaries ($1.7 million in 1996 and $1.2 million in 1995), independent representatives' commissions ($2.9 million in 1996 and $3.9 million in 1995), and advertising ($2.7 million in 1996 and $2.6 million in 1995). Marketing and sales expenses as a percentage of net sales were 12.6% in 1996 compared with 14.1% in 1995.

ADMINISTRATIVE

    Administrative expenses increased to $5.0 million in 1996 from $3.4 million in 1995. Administrative expenses as a percentage of net sales were 6.8% in 1996 compared with 5.3% in 1995. The increase was due to an increase in staff and expenditures related to the Company's increased business volume and various expenses associated with being a publicly held company.

RESEARCH AND DEVELOPMENT

     Research and development expenses increased to $3.6 million in 1996 from $1.2 million in 1995. As a percentage of net sales, these expenses increased to 4.9% in 1996 from 1.9% in 1995. The increase was due primarily to increases in R&D staff and expenditures related to the creation of two new engineering groups (Digital Product Group and Acoustic Product Group) as the Company expanded its product line into other professional audio categories.

INTEREST INCOME, INTEREST EXPENSE
AND OTHER INCOME

    Interest income increased to $863,000 in 1996 from $346,000 in 1995 due to higher overall cash balances stemming from the Company's initial public offering of common stock ("IPO") in August 1995. Interest expense decreased to zero in 1996 compared with $318,000 in 1995 due to the repayment of all interest-bearing debt following the IPO. The interest expense in 1995 was related primarily to shareholder notes entered into in April 1995. These notes, which represented the undistributed S Corporation earnings as of December 31, 1994 that had not been paid as of April 3, 1995, were paid in full following the IPO. Other expense of $11,000 in 1996 (compared with other income of $70,000 in 1995) resulted primarily from losses on the sale of capital equipment.

INCOME TAX PROVISION

    The provision for income taxes for 1996 of $3,672,000 was based upon the overall effective rate of 33.1%. The income tax provision for 1995 of $1,973,000 was based upon the overall effective rate for the year applied to pre-tax income from August 17, 1995 (the first day following the termination of the Company's S Corporation status) through December 31, 1995. The pro forma provision for income taxes for 1995 reflects the federal income tax expense the Company would have recognized had the Company been subject to income taxes for the year ended December 31, 1995. The pro forma income tax provision for 1995 was based upon an overall effective rate of 33.8%. The decrease in the expected overall effective rate in 1996 from 1995 was due to the benefit provided by the Company's foreign sales corporation formed in September 1995.

                          YEAR ENDED DECEMBER 31, 1995
                                AS COMPARED WITH
                          YEAR ENDED DECEMBER 31, 1994

NET SALES

    The Company's net sales increased 28.1% to $63.9 million in 1995 from $49.9 million in 1994. The increase in sales was primarily attributable to the success of two SR Series mixers which were introduced in May 1995 (SR24-4) and August 1995 (SR32-4) and due to increased sales among other product lines. Sales of the SR Series mixers accounted for 17% of net sales in 1995. Sales outside the United States represented 34% and 36% of the Company's net sales in 1995 and 1994, respectively.

COST OF SALES

    Gross profit was $27.2 million in 1995 compared with $21.9 million in 1994. Gross profit as a percentage of net sales decreased to 42.5% in 1995 from 43.9% in 1994. The decrease was due to startup costs associated with the initial production of the SR24-4, the SR32-4 and the UltraMix(TM) Universal Automation System series (which was introduced in September 1995). In addition, there was a difference in product mix in 1995 compared with 1994 as sales of the SR24-4 provided a slightly lower gross margin percentage.

MARKETING AND SALES

    Marketing and sales expenses increased to $9.0 million in 1995 from $7.0 million in 1994. The increase was due primarily to increases in marketing staff, increased commission payments to independent representatives and increased expenditures in advertising creation and placements. The primary components of marketing and sales expenses include salaries ($1.2 million in 1995 and $824,000 in 1994), independent representatives' commissions ($3.9 million in 1995 and $3.4 million in 1994), and advertising ($2.6 million in 1995 and $1.4 million in
1994). Marketing and sales expenses as a percentage of net sales were 14.1% in 1995 compared with 13.9% in 1994.

ADMINISTRATIVE

    Administrative expenses increased to $3.4 million in 1995 from $2.3 million in 1994. Administrative expenses as a percentage of net sales were 5.3% in 1995 compared with 4.6% in 1994. The increase was due to an increase in staff and expenditures related to the Company's increased business volume and increased rent for a new facility. The increase in 1995 was also due to various expenses associated with being a publicly held company.

RESEARCH AND DEVELOPMENT

    Research and development expenses increased to $1.2 million in 1995 from $1.1 million in 1994. As a percentage of net sales, these expenses decreased to 1.9% in 1995 from 2.3% in 1994. The decrease was due to the shift of certain costs to manufacturing overhead due to the reassignment of employees to a newly created manufacturing support function.

INTEREST INCOME, INTEREST EXPENSE
AND OTHER INCOME

    Interest income increased to $346,000 in 1995 from $23,000 in 1994 due to higher overall cash balances stemming from the IPO in August 1995. Interest expense increased to $318,000 in 1995 compared with $42,000 in 1994, primarily due to interest related to shareholder notes entered into in April 1995. These notes, which represent the undistributed S Corporation earnings as of December 31, 1994 that had not been paid as of April 3, 1995, were paid in full following the IPO. Other income of $70,000 in 1995 (compared with none in 1994) resulted primarily from gains on the sale of capital equipment.

INCOME TAX PROVISION

    The income tax provision for 1995 of $1,973,000 was based upon the overall effective rate for the year applied to pre-tax income from August 17, 1995 (the first day following the termination of the Company's S Corporation status) through December 31, 1995. The pro forma provision for income taxes reflects the federal income tax expense the Company would have recognized had the Company been subject to income taxes for the years ended December 31, 1995 and 1994. The pro forma income tax provision was based on an overall effective rate of 33.8% for 1995 compared with 34.2% for 1994. The decrease in the expected overall effective rate in 1995 from 1994 was due to the benefit provided by the Company's foreign sales corporation formed in September 1995.


                        LIQUIDITY AND CAPITAL RESOURCES

    To finance its operations during 1996, the Company used internally generated cash. In 1995, the Company financed its operations using the net proceeds of its August 1995 IPO, short-term bank borrowings and internally generated cash. The Company's operating activities generated cash of $6.9 million in 1996 and $6.4 million in 1995. Accounts receivable, net of allowances, remained virtually unchanged at December 31, 1996 at $9.7 million. Inventory levels increased to $10.3 million at December 31, 1996 from $7.6 million at December 31, 1995 due to a lower than anticipated sales volume in the fourth quarter of 1996 and increased inventory quantities for new products.

    Net cash used in investing activities decreased to $8.4 million in 1996 from $14.8 million in 1995, due to a decrease in net purchases of marketable securities, partially offset by an increase in capital expenditures. Net capital expenditures totaled $7.5 million in 1996, an increase of $3.5 million from 1995. The increase was due primarily to expanded business operations and the purchase of equipment related to the Company's continued efforts to vertically integrate its manufacturing operations. The Company had no significant capital expenditure commitments at December 31, 1996. The Company intends to finance its 1997 capital expenditures from cash provided by operations and current cash reserves.

    The Company generated $55,000 in cash from financing activities during 1996 compared with $11.9 million in 1995. The cash from financing activities in 1995 was due primarily to proceeds of $31.6 million from the Company's IPO. In 1995, the Company made dividend payments to S Corporation shareholders totaling $9.9 million and also repaid promissory notes of $9.2 million issued to shareholders for dividends which represented undistributed S Corporation earnings.

    In November 1995, the Company entered into a business loan agreement with a bank. The agreement provides three credit facilities to the Company including a $5.0 million unsecured line of credit to finance any unexpected working capital requirements. The line of credit bears interest at the bank's prime rate or at a specified IBOR rate plus 1.5%, whichever the Company chooses. The agreement also provides a $2.5 million credit facility for capital equipment purchases or general corporate purposes. Certain terms under this facility such as interest rate, repayment period and collateral will be determined at the time advances are made to the Company. The Company also has a $1.75 million line of credit for the purchase of foreign exchange contracts. There were no borrowings outstanding on any of the bank credit facilities at December 31, 1996. These credit facilities expire October 31, 1997. Under the terms of the business loan agreement, the Company must maintain certain financial ratios and tangible net worth. The Company is in compliance with all such covenants. The agreement also provides, among other matters, restrictions on additional financing, dividends, mergers and acquisitions. The agreement also imposes an annual capital expenditure limit of $10 million.

    The Company has granted options to various individuals to purchase shares of the Company's common stock. As of December 31, 1996, options to purchase 2,000,700 shares of common stock at exercise prices of $5.55 per share to $13.88 per share were outstanding and 1,723,700 of these options were immediately exercisable. The exercise of these options would provide additional cash to the Company.

    The Company believes that existing cash and cash equivalent balances together with cash generated from operations and cash available from credit facilities will be sufficient to finance the Company's operations at least through 1997.

    Although the Company cannot accurately anticipate the effects of inflation, the Company does not believe inflation has had or is likely to have a material effect on its results of operations or liquidity.

    The Company's present policy is to retain earnings to finance the Company's business. Any future dividends will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, acquisition plans and plans for expansion, and any other factors which the Company's Board of Directors deems relevant. Under its bank loan agreement, the Company is prohibited from paying any dividends. The Company has no present intention of paying dividends on its common stock in the foreseeable future.

CONSOLIDATED BALANCE SHEETS

                                                                      December 31,
                                                                1996               1995
                                                                -----------------------
ASSETS
Current assets:
    Cash and cash equivalents                              $ 2,366,184        $ 3,857,185
    Securities available-for-sale (Note 2)                  11,688,513         10,775,942
    Accounts receivable, less allowance
        of $808,000 in 1996 and $514,000 in 1995             9,693,035          9,703,927
    Inventories (Note 3)                                    10,316,940          7,642,892
    Income taxes receivable                                    182,627            379,100
    Deferred taxes                                             685,000            315,000
    Prepaid expenses and other current assets                  673,585            607,847
                                                           ------------------------------

Total current assets                                        35,605,884         33,281,893
Furniture and equipment, net (Note 4)                       10,246,118          4,651,271
Other assets                                                   403,948            112,893
                                                           ------------------------------
Total assets                                               $46,255,950        $38,046,057
                                                           ==============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                       $ 2,053,079        $ 1,468,066
    Commissions payable                                        627,374            737,190
    Accrued salaries and bonus                                 226,498            425,474
    Accrued vacation                                           217,097            162,891
    Accrued warranty                                           180,000             60,000
    Other accrued liabilities                                  281,662            274,605
                                                           ------------------------------
Total current liabilities                                    3,585,710          3,128,226

Deferred rent                                                   42,250                 --
Deferred taxes                                                 345,000            111,000
Commitment (Note 10)
Shareholders' equity:
    Preferred stock, no par value:
      Authorized shares -- 5,000,000
      Outstanding shares -- none
    Common stock, no par value:
      Authorized shares -- 40,000,000
      Issued and outstanding shares -- 12,885,000
          & 12,875,000 in 1996 & 1995, respectively         30,998,830         30,943,330
    Retained earnings                                       11,284,160          3,863,501
                                                           ------------------------------
Total shareholders' equity                                  42,282,990         34,806,831
                                                           ------------------------------
Total liabilities and shareholders' equity                 $46,255,950        $38,046,057
                                                           ==============================


See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                   1996                 1995                 1994
                                             ------------------------------------------------------

Net sales                                    $ 73,235,925         $ 63,918,999         $ 49,907,109
Cost of sales                                  45,210,585           36,755,638           28,020,072
                                             ------------------------------------------------------
Gross profit                                   28,025,340           27,163,361           21,887,037
Operating expenses:
    Marketing and sales                         9,202,448            9,021,819            6,957,949
    Administrative                              4,979,320            3,400,355            2,291,766
    Research and development                    3,602,727            1,204,739            1,137,983
                                             ------------------------------------------------------
Total operating expenses                       17,784,495           13,626,913           10,387,698
                                             ------------------------------------------------------
Operating income                               10,240,845           13,536,448           11,499,339
Interest income                                   862,518              346,494               23,438
Interest expense                                       --             (318,038)             (42,469)
Other income (expense)                            (11,104)              70,141                   --
                                             ------------------------------------------------------
Income before income taxes                     11,092,259           13,635,045           11,480,308

Provision for income taxes                      3,671,600            1,972,700                   --
                                             ------------------------------------------------------
Net income                                   $  7,420,659         $ 11,662,345         $ 11,480,308
                                             ======================================================
Net income per share                         $       0.54
                                             ============

Weighted average shares outstanding            13,651,913
                                             ============

Pro forma data (unaudited) (Note 5) :
    Income before pro forma provision
      for income taxes                                            $ 13,635,045         $ 11,480,308
    Pro forma provision
      for income taxes                                               4,608,700            3,924,800
                                                                  ---------------------------------
    Pro forma net income                                          $  9,026,345         $  7,555,508
                                                                  =================================
    Pro forma net income per share                                $       0.71         $       0.63
                                                                  =================================
    Shares used in computation of
      pro forma net income per share                                12,744,465           12,088,433
                                                                  =================================


See accompanying notes.

CONSOLIDATED
STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   Common Stock
                                                   ------------
                                                                                      Retained
                                             Shares                Amount             Earnings              Total
                                           ---------------------------------------------------------------------------

Balance at January 1, 1994                 10,000,000        $     29,781             $ 3,593,962            3,623,743
    Net income                                     --                  --              11,480,308           11,480,308
    Dividends declared                             --                  --              (6,860,373)          (6,860,373)
                                           ---------------------------------------------------------------------------
Balance at December 31, 1994               10,000,000              29,781               8,213,897            8,243,678
    Recognition of deferred
      tax assets (Note 1)                          --             335,800                      --              335,800
    Reclassification of
      accumulated deficit
      due to termination of
      S Corporation status (Note 1)                --          (1,012,039)              1,012,039                   --
    Issuance of common shares
      in initial public offering,
      net of issuance costs
      of $705,212                           2,875,000          31,589,788                      --           31,589,788
    Net income                                     --                  --              11,662,345           11,662,345
    Dividends declared                             --                  --             (17,024,780)         (17,024,780)
                                           ---------------------------------------------------------------------------
Balance at December 31, 1995               12,875,000          30,943,330               3,863,501           34,806,831
    Issuance of common
      shares upon exercise
      of stock options                         10,000              55,500                      --               55,500
    Net income                                     --                  --               7,420,659            7,420,659
                                           ---------------------------------------------------------------------------
Balance at December 31, 1996               12,885,000        $ 30,998,830         $    11,284,160         $ 42,282,990
                                           ===========================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                               Year Ended December 31,
OPERATING ACTIVITIES                                                              1996                1995               1994
                                                                             -----------------------------------------------------

Net income                                                                   $  7,420,659         $ 11,662,345         $11,480,308
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation and amortization                                               1,969,131            1,051,086             535,939
    (Gain) loss on asset dispositions                                              11,104              (65,407)             32,200
    Deferred income taxes                                                        (136,000)             131,800                  --
    Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable                                   10,892           (2,841,481)         (3,487,259)
      (Increase) decrease in due from
        related parties                                                                --            1,020,174          (1,020,174)
      Increase in inventories                                                  (2,674,048)          (3,971,395)         (2,268,023)
      (Increase) decrease in income
        taxes receivables                                                         196,473             (379,100)                 --
      (Increase) decrease in prepaid expenses
        and other current assets                                                  (65,738)            (499,178)             32,900
      Increase in other assets                                                   (341,059)            (112,893)                 --
      Increase in accounts payable and
        accrued expenses                                                          567,300              185,690             778,737
      Increase (decrease) in commissions payable                                 (109,816)             235,694              63,066
      Increase in deferred rent                                                    42,250                   --                  --
                                                                             -----------------------------------------------------
Net cash provided by operating activities                                       6,891,148            6,417,335           6,147,694
INVESTING ACTIVITIES
Purchases of securities                                                       (45,287,047)         (22,040,686)                 --
Proceeds from sales of securities                                               6,362,768            4,522,137                  --
Proceeds from maturities of securities                                         38,011,708            6,742,607
Purchases of equipment                                                         (7,611,708)          (4,090,447)         (1,505,242)
Proceeds from asset dispositions                                                   86,630               75,797             140,000
                                                                             -----------------------------------------------------
Net cash used in investing activities                                          (8,437,649)         (14,790,592)         (1,365,242)
FINANCING ACTIVITIES
Net proceeds from sale of common stock                                             55,500           31,589,788                  --
Payments on notes payable to related parties                                           --           (9,150,586)                 --
Proceeds from long-term debt and note payable                                          --                   --             648,740
Payments on long-term debt and capital leases                                          --             (643,490)           (180,991)
Payments of dividends                                                                  --           (9,872,488)         (5,749,780)
                                                                             -----------------------------------------------------
Net cash provided by (used in)
    financing activities                                                           55,500           11,923,224          (5,282,031)
                                                                             -----------------------------------------------------
Net increase (decrease) in cash
    and cash equivalents                                                       (1,491,001)           3,549,967            (499,579)
Cash and cash equivalents at
    beginning of year                                                           3,857,185              307,218             806,797
                                                                             -----------------------------------------------------
Cash and cash equivalents at end of year                                     $  2,366,184         $  3,857,185          $  307,218
                                                                             =====================================================
SUPPLEMENTAL DISCLOSURES
Noncash financing and investing activities:
    Dividends paid in exchange
      for shareholders' notes                                                $         --         $  8,469,309          $  669,560
                                                                             =====================================================
    Dividends declared but not paid                                          $         --         $         --          $1,317,017
                                                                             =====================================================
Cash paid for interest                                                       $         --         $    329,755          $   30,751
                                                                             =====================================================
Cash paid for income taxes                                                   $  3,611,127         $  2,220,000          $       --
                                                                             =====================================================



See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    Mackie Designs Inc. (the Company) develops, manufactures, sells, and supports high-quality, reasonably priced professional audio equipment. The Company operates as a single business segment.

    The Company sells to retailers and distributors throughout the world, generally on open credit terms. Sales to distributors outside of the United States approximated 38%, 34% and 36% of net sales in 1996, 1995 and 1994, respectively.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Mackie Sales Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

    Generally, revenues from sales of products are recognized when products are shipped.

CASH EQUIVALENTS

    The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

INVENTORIES

    Inventories are carried at the lower of cost, using the first-in, first-out method, or market.

FURNITURE AND EQUIPMENT

    Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to seven years.

INCOME TAXES

    The shareholders of the Company elected to be treated until August 16, 1995 as an S Corporation under the Internal Revenue Code. As a result, taxable income until that date was included in the taxable income of the individual shareholders and no income tax provision was recorded. As an S Corporation, it was the Company's practice to make cash distributions to shareholders in amounts sufficient for them to meet their personal income tax obligations resulting from the Company's S Corporation status.

    The Company terminated its S Corporation status on August 16, 1995 and implemented Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," upon becoming a taxable entity. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. A deferred tax asset of $335,800 was recorded for the temporary differences between recognition of income and expense for financial reporting and tax as of August 16, 1995.

    On the date of termination of the Company's S Corporation status, S Corporation distributions in excess of financial reporting income were reclassified on the accompanying balance sheet to common stock.

    A pro forma income tax adjustment has been included in the statements of income as if the Company had been a taxable entity during those periods presented.

WARRANTY COSTS

    The Company provides an accrual for future warranty costs at the time of sale of products. The warranty for the Company's products generally covers defects in materials and workmanship for a period of one to three years.

STOCK-BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." The Statement is effective for fiscal years beginning after December 15, 1995. Under Statement No. 123, stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principles Board Opinion No. 25 or the fair value method described in Statement No. 123. The Company has chosen to use the intrinsic-value method and has disclosed the pro forma impact of the fair value method on net income and earnings per share.

FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash and cash equivalents, securities available-for-sale, accounts receivable and payable, and long- and short-term borrowings. The fair value of these instruments approximates their recorded value. The Company does not have financial instruments with off-balance-sheet risk.

NET INCOME PER SHARE

    In 1996, net income per share is based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares include the effect of all outstanding stock options. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive.

    Pro forma net income per share is computed based on the weighted average number of common shares outstanding and gives effect to the following adjustments:

 - In accordance with the Securities and Exchange Commission requirements, common and common equivalent shares issued during the 12-month period prior to the filing of an initial public offering have been included in the calculation as if they were outstanding for all periods presented prior to the initial public offering using the treasury stock method and the initial public offering price of $12 per share.

 - The net proceeds from the sale of 1,139,907 shares of common stock from the Company's initial public offering were assumed to repay the shareholder notes and were used to pay distributions to existing shareholders equal to the Company's undistributed S Corporation earnings through the termination of the Company's S Corporation status on August 16, 1995. These shares have been included in the calculation as if they were outstanding for all periods presented prior to the initial public offering

    Historical net income per share is not considered meaningful; accordingly, such per share information is not presented for 1995 and 1994.

    2.  SECURITIES AVAILABLE-FOR-SALE

    The amortized cost of securities available-for-sale approximated fair market value and was as follows:

                                    DECEMBER 31,
                                 1996          1995
                                 ------------------

U.S. CORPORATE
  SECURITIES                 $ 7,618,609   $ 2,793,410
U.S. GOVERNMENT
  SECURITIES                   4,069,904     2,914,151
BANKERS' ACCEPTANCES                  --     4,568,381
OTHER DEBT SECURITIES                 --       500,000
                             -------------------------
                             $11,688,513   $10,775,942
                             -------------------------


As of December 31, 1996, the securities available-for-sale have contractual maturities of less than one year.

    3. INVENTORIES

    Inventories consisted of the following:

                                     DECEMBER 31,
                                1996          1995
                           ---------------------------
RAW MATERIALS              $   8,003,941  $  5,170,726
WORK IN PROCESS                1,331,199       345,512
FINISHED GOODS                   981,800     2,126,654
                           ---------------------------
                           $  10,316,940  $  7,642,892
                           ---------------------------



    4.  FURNITURE AND EQUIPMENT

    Furniture and equipment consisted of the following:

                                         DECEMBER 31,
                                    1996           1995
                              ----------------------------
    MACHINERY & EQUIPMENT     $    8,667,873  $  3,821,609
    FURNITURE AND FIXTURES         3,666,366     2,236,938
    LEASEHOLD IMPROVEMENTS         1,375,100       290,845
                              ----------------------------
                                  13,709,339     6,349,392
                              ----------------------------
    LESS ACCUMULATED
      DEPRECIATION &
      AMORTIZATION                 3,463,221     1,698,121
                              ----------------------------
                               $  10,246,118  $  4,651,271
                              ----------------------------



    5.  INCOME TAXES

    Deferred tax assets and liabilities consisted of the following at December 31, 1996 and 1995:

                                         DECEMBER 31,
                                     1996           1995
                               ---------------------------
    DEFERRED TAX LIABILITIES:
      DEPRECIATION             $    (345,000)  $  (111,000)
                               ---------------------------
    TOTAL DEFERRED TAX
       LIABILITIES                  (345,000)     (111,000)

    DEFERRED TAX ASSETS:
      ACCRUED EXPENSES               382,000       190,000
      INVENTORY                      287,000       119,000
      OTHER                           16,000         6,000
                               ---------------------------
    TOTAL DEFERRED TAX ASSETS        685,000       315,000
                               ---------------------------
    NET DEFERRED TAX ASSETS    $     340,000   $   204,000
                               ---------------------------

    The provision for income taxes as of December 31, 1995 represents taxes on earnings for the period subsequent to August 16, 1995 (termination of S Corporation status) through December 31, 1995, which earnings aggregated $5,866,201.

    Significant components of the provision are as follows:

                               YEAR ENDED       AUG. 17, 1995 TO
                              DEC. 31, 1996     DEC. 31, 1995
                              -------------------------------
FEDERAL INCOME TAXES:
  CURRENT PROVISION          $ 3,807,600          $1,840,900
  DEFERRED PROVISION            (136,000)            131,800
                             -------------------------------
                             $ 3,671,600          $1,972,700
                             -------------------------------
  EFFECTIVE TAX RATE                33.1%               33.6%
                             -------------------------------


S CORPORATION TAX ADJUSTMENT (UNAUDITED)

    As a result of terminating its S Corporation election, the Company became subject to corporate federal income taxes subsequent to August 16, 1995. The statements of operations present, on a pro forma basis, the impact on net income and net income per share as if the Company had been subject to federal income taxes for all of 1995 and 1994.
    The pro forma tax provisions are as follows:

                                     YEAR ENDED DECEMBER 31,
                                       1995           1994
                               --------------------------------
    INCOME BEFORE PRO
      FORMA PROVISION
      FOR INCOME TAXES         $   13,635,045       $11,480,308
                               --------------------------------
    CURRENT PRO FORMA
      INCOME TAX PROVISION     $    4,300,800       $ 4,008,900
    DEFERRED PRO FORMA
      INCOME TAX
      (BENEFIT) PROVISION             307,900           (84,100)
                               --------------------------------
    PRO FORMA PROVISION
      FOR INCOME TAXES         $    4,608,700       $ 3,924,800
                               --------------------------------
    EFFECTIVE TAX RATE                  33.8%              34.2%
                               --------------------------------

    6.  BANK LOAN AGREEMENT

    In November 1995, the Company entered into a business loan agreement with a bank. The agreement provides three credit facilities to the Company including a $5.0 million unsecured line of credit to finance any unexpected working capital requirements. The line of credit bears interest at the bank's prime rate or at a specified IBOR rate plus 1.5%, whichever the Company chooses. The agreement also provides a $2.5 million credit facility for capital equipment purchases or general corporate purposes. Certain terms under this facility, such as interest rate, repayment period and collateral will be determined at the time advances are made to the Company. The Company also has a $1.75 million line of credit for the purchase of foreign exchange contracts. There were no borrowings outstanding on any of the bank credit facilities at December 31, 1996. These credit facilities expire October 31, 1997. Under the terms of the business loan agreement, the Company must maintain certain financial ratios and tangible net worth. The Company is in compliance with all such covenants. The agreement also provides, among other matters, restrictions on additional financing, dividends, mergers and acquisitions. The agreement also imposes an annual capital expenditure limit of $10 million.

                         7. RELATED-PARTY TRANSACTIONS

    The Company has an agreement to receive marketing and sales services from an entity affiliated with a shareholder of the Company. Transactions are summarized as follows:

                              Year Ended December 31,
                            1996      1995      1994
                         ----------------------------

    Commissions
      expense            $371,968  $379,632  $322,030
                         ----------------------------
    Commissions
      payable at
      end of year        $ 35,102  $ 31,823  $ 56,748
                         ----------------------------


                           8. EMPLOYEE BENEFIT PLANS



    The Company has a qualified profit-sharing plan (the Plan) under the provisions of Internal Revenue Code Section 401(k). The Plan is available to all employees meeting the eligibility requirements. Contributions by the Company are based on a matching formula as defined in the Plan. Additional contributions are at the discretion of the Board of Directors. The Company made contributions of $32,000, $28,000 and $37,000 to the Plan in 1996, 1995 and 1994, respectively.

    The Company insures health care costs for its eligible employees and dependents. The Company has obtained an insurance policy to cover claims incurred during the policy year in excess of $30,000 per person. Estimated costs of all incurred claims that are not covered by insurance are recognized in the financial statements.


                            9. SHAREHOLDERS' EQUITY


STOCK OPTIONS

    In April 1995, the Company established a stock option plan for the granting of qualified and non-qualified stock options (the Plan). The exercise price of qualified stock options granted under the Plan may not be less than the fair market value of the common stock on the date of grant. The exercise price of non-qualified stock options granted under the Plan may be greater or less than the fair market value of the common stock on the date of grant, as determined by the stock option committee of the Company's Board of Directors in its discretion. The Company has reserved 3,000,000 shares of common stock for issuance under the Plan. The options vest over a period determined by the Plan administrator and expire no later than 10 years after the date of grant.

    The Company has adopted the disclosure-only provisions of the Financial Accounting Standards Board statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for options issued under the Plan. Had compensation costs been recognized based on the fair value at the date of grant for options awarded under the plan, the pro forma amounts of the Company's net income and net income per share for the years ended December 31, 1996 and 1995 would have been as follows:

                                      1996         1995
                                --------------------------
                                             C>
    Net income - as reported    $7,420,659   $9,026,345

    Net income - pro forma      $7,157,908   $5,236,709

    Net income
      per common share
       -  as reported           $     0.54  $      0.71

    Net income
      per common share
       -  pro forma             $     0.52  $      0.41

    The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rates of 5.0% to 7.2%; expected option life of three years for qualified options and six years for non-qualified stock options; expected volatility of .48%; and no expected dividends. The weighted-average fair value of options granted during the years 1996 and 1995 was $3.46 and $3.68, respectively.

    Information with respect to the Plan follows:

                                                       WEIGHTED
                    SHARES SUBJECT     OPTION           AVERAGE
                      TO OPTION      PRICE RANGE     EXERCISE PRICE
                      ---------------------------------------------
 Options
   outstanding at
   Jan. 1, 1995             --                     --

   Granted           1,784,700        $5.55 - 13.88        $5.64
                     -------------------------------------------

 Options
   outstanding at
   Dec. 31, 1995     1,784,700        $5.55 - 13.88        $5.64
                     -------------------------------------------

   Granted             367,000        $6.63 - 10.00        $8.78
   Canceled           (141,000)       $5.55 - 10.00        $8.24
   Exercised           (10,000)       $5.55                $5.55
                     -------------------------------------------

 Options
   outstanding at
   Dec. 31, 1996     2,000,700        $5.55 - 13.88        $6.04
                     -----------------------------------------------

                               Options Outstanding

                                       WEIGHTED          WEIGHTED
     RANGE OF         OPTIONS      AVERAGE REMAINING      AVERAGE
  EXERCISE PRICE    OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE
  -------------------------------------------------------------------

$5.55  -- 8.00     1,753,700      8.27               $5.59
$8.01 -- 13.88       247,000      9.03               $9.17
 -------------------------------------------------------------------
$5.55 -- 13.88     2,000,700      8.37               $6.04
 -------------------------------------------------------------------


                               Options Exercisable

                                                 WEIGHTED
     RANGE OF              OPTIONS                AVERAGE
  EXERCISE PRICE         EXERCISABLE          EXERCISE PRICE
 -----------------------------------------------------------
$5.55  -- 8.00          1,718,700              $ 5.55
$8.01 -- 13.88              5,000              $13.88
 -----------------------------------------------------------
$5.55 -- 13.88          1,723,700              $ 5.57
 -----------------------------------------------------------

    At December 31, 1996, 989,300 shares of common stock were available for future grants.

INITIAL PUBLIC OFFERING

    On June 14, 1995, the Company's shareholders adopted Restated Articles of Incorporation and Restated Bylaws affecting shareholders' equity, including increasing the number of shares of authorized common stock to 40,000,000 shares; authorizing 5,000,000 shares of preferred stock; and authorizing a 100:1 stock split of the issued and outstanding shares of common stock. The number of common shares presented in the accompanying financial statements has been restated to reflect the stock split.

    On August 18, 1995, the Company sold 2,500,000 shares of its common stock in an initial public offering at a price of $12 per share. In addition, the underwriters of the IPO exercised an option to purchase 375,000 additional shares of the Company's common stock at the same price per share.


                                 10. COMMITMENT

    In December 1994, the Company entered into a lease for office and manufacturing facilities with Mackie Holdings, LLC, an entity owned by three significant shareholders and directors of the Company. The lease commenced on December 31, 1994 and expires December 31, 2004. The monthly rent under this lease is $56,613, adjusted annually for changes in the Consumer Price Index. Taxes, insurance, utilities and maintenance are the responsibility of the Company. Future minimum rental payments under this lease and two additional leases for manufacturing facilities are as follows:

         YEAR
         1997                      $ 1,259,000
         1998                        1,196,000
         1999                        1,196,000
         2000                        1,203,000
         2001                        1,274,000
         THEREAFTER                  4,368,000
                                   -----------
                                   $10,496,000
                                   -----------



    Total rent expense for the years ended December 31, 1996, 1995 and 1994 was $1,313,000, $833,000 and $272,000, respectively.

                    11. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                        First         Second         Third         Fourth
                                        -------------------------------------------------

                                               (In thousands, except per share data)
1996
   ---------------------------------------------------------------------------------------
   Net sales                          $19,504        $20,779        $16,093        $16,861
   ---------------------------------------------------------------------------------------
   Gross profit                       $ 7,784        $ 7,993        $ 5,978        $ 6,269
   ---------------------------------------------------------------------------------------
   Net income                         $ 2,315        $ 2,443        $ 1,346        $ 1,316
   ---------------------------------------------------------------------------------------
   Net income per share               $   .17        $   .18        $   .10        $   .10
   ---------------------------------------------------------------------------------------
1995
   ---------------------------------------------------------------------------------------
   Net sales                          $14,270        $16,084        $16,897        $16,668
   ---------------------------------------------------------------------------------------
   Gross profit                       $ 6,437        $ 6,690        $ 7,037        $ 6,999
   ---------------------------------------------------------------------------------------
   Net income                         $ 3,398        $ 3,019        $ 2,877        $ 2,368
   ---------------------------------------------------------------------------------------
   Pro forma net income               $ 2,236        $ 1,986        $ 2,436        $ 2,368
   ---------------------------------------------------------------------------------------
   Pro forma net income per share     $   .18        $   .16        $   .19        $   .17
   ---------------------------------------------------------------------------------------
1994
   ---------------------------------------------------------------------------------------
   Net sales                          $10,244        $12,941        $12,975        $13,747
   ---------------------------------------------------------------------------------------
   Gross profit                       $ 4,552        $ 5,589        $ 5,761        $ 5,985
   ---------------------------------------------------------------------------------------
   Net income                         $ 2,458        $ 3,157        $ 3,015        $ 2,850
   ---------------------------------------------------------------------------------------
   Pro forma net income               $ 1,618        $ 2,078        $ 1,984        $ 1,876
   ---------------------------------------------------------------------------------------
   Pro forma net income per share     $   .13        $   .17        $   .16        $   .16
   ---------------------------------------------------------------------------------------

REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Mackie Designs Inc.



We have audited the accompanying consolidated balance sheets of Mackie Designs Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mackie Designs Inc. at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Seattle, Washington
February 10, 1997

                                        /s/ Ernst & Young LLP
                                        ---------------------

COMMON STOCK INFORMATION
AND DIVIDEND POLICY

Since its initial public offering, which commenced on August 18, 1995, the Company's Common Stock has been traded on the NASDAQ National Market System under the symbol "MKIE." The following table sets forth the high and low sale prices as reported on NASDAQ for the periods indicated. These prices do not include retail markups, markdowns or commissions.


YEAR ENDED DECEMBER 31, 1995

                                                                                              COMMON STOCK
                                                                                     HIGH                     LOW

THIRD QUARTER (COMMENCING AUGUST 18, 1995)                                        $   16.25               $  13.50
------------------------------------------------------------------------------------------------------------------

FOURTH QUARTER                                                                    $   14.75               $  11.00
------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1996


FIRST QUARTER                                                                     $   12.25               $   7.00
------------------------------------------------------------------------------------------------------------------
SECOND QUARTER                                                                    $   12.75               $   9.75
------------------------------------------------------------------------------------------------------------------
THIRD QUARTER                                                                     $   11.75               $   6.39
------------------------------------------------------------------------------------------------------------------
FOURTH QUARTER                                                                    $    8.88               $   6.00
------------------------------------------------------------------------------------------------------------------

    As of March 6, 1997, there were 12,885,000 shares of Common Stock outstanding held by approximately 80 holders of record. The number of holders does not include individual participants in security position listings.

    The Company's present policy is to retain earnings to finance the Company's business. Any future dividends will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, acquisition plans and plans for expansion, and any other factors that the Company's Board of Directors deems relevant. Under its bank loan agreement, the Company is prohibited from paying any dividends. The Company has no present intention of paying dividends on its common stock in the foreseeable future.

    Prior to August 16, 1995, the date upon which the Company terminated its S Corporation status, the Company, with the consent of its shareholders, was taxed as an S Corporation under the Internal Revenue Code. As a result, the Company was not subject to corporate income tax and the shareholders were separately responsible for reporting their pro rata share of the Company's income on their personal income tax returns. Prior to August 16, 1995, the Company made quarterly distributions to the shareholders that enabled them to pay taxes on the undistributed earnings, and in 1995 declared and paid dividends equaling the undistributed S Corporation earnings through August 16, 1995. The Company made distributions to its shareholders totaling approximately $5.7 million in 1994 and $19.3 million (which amount included interest) in 1995.

                               BOARD OF DIRECTORS
           GREG C. MACKIE                                   DAVID M. TULLY
        Chairman of the Board                             Secretary/Treasurer
     and Chief Executive Officer                      President, SMB Corporation
                                                         Issaquah, Washington

         RAYMOND B. FERGUSON                                WALTER GOODMAN
             Consultant                                       Consultant
         Seattle, Washington                             Great Neck, New York

                               C. MARCUS SORENSON
                      Partner, Blacker Sorenson Audio Group
                            Los Alamitos, California


                               CORPORATE OFFICERS
            ROY D. WEMYSS                                 THOMAS M. ELLIOTT
       Chief Operating Officer                         Vice President Finance
                                                     and Chief Financial Officer

         PATRIC L. WIESMANN                              DAVID E. FIRESTONE
      Vice President Marketing                             Vice President
      and Business Development                           Product Development

                                JANET L. NARDUZZI
                          Vice President Administration


                               MACKIE DESIGNS INC.
                             16220 Wood-Red Road NE
                              Woodinville, WA 98072
                               phone: 206/487-4333
                                fax: 206/487-4337
                            e-mail: mackie@mackie.com
                            Internet: www.mackie.com

                               COMMON STOCK SYMBOL
                          MKIE (NASDAQ National Market)

                              INDEPENDENT AUDITORS
                     Ernst & Young LLP, Seattle, Washington

                                CORPORATE COUNSEL
                          Weiss, Jensen, Ellis & Howard
                    Seattle, Washington and Portland, Oregon

                                 TRANSFER AGENT
                      ChaseMellon Shareholder Services, LLC
                              Shareholder Relations
                                  800/522-6645
                   TTD (for the hearing impaired) 800/231-5469

                               INVESTOR RELATIONS
                               Contact: Alisa Bell
                               Phone 206/402-6169
                                Fax 206/487-4337
                            e-mail: alisa@mackie.com

                            NOTICE OF ANNUAL MEETING:
                            April 30, 1997, 10:00 am
                                  Bellevue Club
                           11200 Southeast 6th Street
                              Bellevue, Washington

                                   [GRAPHIC]




32