Form 10-K, Exhibit 13
period 1997-12-31
MACKIE DESIGNS INC
filed 1998-03-31
CIK 946815

                                                                   Exhibit 13.1


MACKIE DESIGNS GOES DIGITAL 1997
ANNUAL SHAREHOLDERS' REPORT

Cover:

a) Photo of Mackie Digital 8-Bus with computer attachments.

Page 1:

We make electronic systems used in professional audio applications. In fact, when you hear sound, you're probably hearing Mackie Designs. We make products that are absolutely essential to creating electronic media: TV, radio, film, albums, Internet sound-plus every possible kind of live event from concerts to conferences, from Broadway musicals to church services. With leading-edge product design and aggressive marketing, we've won a significant market share in the United States and a respectable share overseas. Our potential market is as big as the world demand for DVDs, compact discs, cassettes, broadcast media, CD-ROMs, video games, streaming web audio & every sort of live event.

Page 2:

Our core products are mixers.

a)  Photo of studio

This is a typical media studio for producing TV soundtracks, commercials, pop albums, rock videos and CD-ROM motion graphics. Note the presence of two Mackie Designs mixers.

b)  Photo of SR32-4 and SR24-4.

The looming, upside down mixers are our SR32-4 and SR24-4. Although designed for live performances, they are also popular for recording projects.

c)  Graph of Mackie's Core Products, the Non-Powered Mixer Market
d)  Graph of Mackie's New and Future Markets in Millions
e)  Graph of Current and New Products Market Growth in Millions

Source: 1997 Statistical Review of the U.S. Music Products Industry. Published by NAMM International Music Products Association.

f) Photo of two awards won by the CR1604VLZ mixer: the 1997 Music & Sound Retailer magazine award for Best New Mixer/Console of the Year, and Musician Magazine's Editor's pick award.

Above: Although our workhorse CR1604-VLZ mixer is not a new product, it keeps gaining in popularity. Above are two of the four awards it won in 1997 alone. One of them is especially coveted because it is nominated and selected by balloting among U.S. pro audio retailers.

g)  Photo of Butch Vig

Above right: If you don't recognize the rock star posed with his 8-Bus in the top photo, your kids probably do. He's Butch Vig, producer extraordinaire and member of the band Garbage. Our analog 8-Bus was one of the first affordable consoles to produce top pop albums by famous groups. It's a mainstay in recording studios all over the world.

h)  Photo of Mackie's CR1604-VLZ, MS1402VLZ, and MS1202-VLZ.

At right: Our compact mixer line. Our CR1604-VLZ, MS1402-VLZ, and MS1202-VLZ primarily differ by the number of microphones and other sound devices that you can plug into them. Suggested U.S. retail prices range from $429 to $1,199. These are the mixers that you find everywhere from middle schools and corporate boardrooms to network football feeds and Olympic broadcasts. They are ubiquitous in video editing suites, and produce a surprising number of the music soundtracks you hear on major TV shows. Other less obvious users include NASA, Jet Propulsion Laboratory, dozens of U.S. embassies, the Reagan Library, MIT and Cal Tech. Most importantly, they can be readily purchased by anyone who wishes to do their own recording or public performing. This vast audience of aspiring composers and performers dwarfs all other markets.

Page 3:

For Mackie Designs, 1997 was a pretty good year. It wasn't a complete success, but it wasn't a failure either. Our decision to invest a much-higher-than-usual portion of our revenues in Research & Development was a good one, but the resulting new products did not ship when we had planned. Moving forward, we are better equipped to deal with new product development intricacies and how they relate to intended delivery dates. At this time we are shipping four new products. A fifth new product is due in the second quarter of 1998. In 1997, we spent considerable time analyzing the pro audio market. We have determined the areas we believe Mackie Designs can successfully expand into, and we will do so with greater wisdom and, we expect, rewards.

Page 4:

1997's new products were...

a)  Graph of Mackie's revenues in millions, 1993-1997.
b)  Graph of Mackie's investment in R&D in millions, 1993-1997.
c)  Graph of Mackie's operating income in millions, 1993-1997.

d)  Photo of SR40-8

SR40-8 large-format console for theaters, auditoriums, and large churches.

e)  Photo of 1997 TEC Award for Mackie's SR40-8 console

f)  Photo of Electronic Musician's 1998 Editors Choice award.

g)  Photo of EQ magazine's 1996 Blue Ribbon award for Mackie's HR824 monitors.

Above: Our HR824 Studio Monitor has won accolades from major pro audio trade journals. The SR40-8 large-format console won the industry's most coveted prize for technical achievement, the TEC Award.

h)  Photo of HR824 Active 2-Way Studio Monitor

i)   Photo of HR824 Certificate of Calibration.

Above: the HR824 Active 2-Way Studio Monitor is already on its way to becoming a standard in major recording studios and media production facilities. The HR824 is the only studio monitor that comes with its own individual, signed certificate of accuracy.

j)   Photo of FR Series M-1400.

FR Series M-1400 power amplifier for live-sound reinforcement applications.

k)  Photo of HUI Human User Interface.

HUI Human User Interface is designed to boost the productivity of digital audio workstations (including Digidesign's Pro Tool 4.1.) HUI gives users a hands-on control interface.

Page 5:

President's message to our shareholders: From its inception, a large part of Mackie Designs' success has been in the introduction of ground-breaking new professional audio products. Our success is also in how well we have marketed and, above all, supported those products with world-class customer service. We have built a great reputation in the industry.

While we believe that 1997 was a year in which we built upon those strengths, we were not very satisfied with the year's financial results. There were several factors that contributed to our monetary shortcomings. First, we incurred a significant increase in Research & Development expenditures as compared to prior years, committing a considerable amount of capital to ambitious product development plans. Second, we established aggressive product release dates. Unfortunately, "aggressive" amounted to "unrealistic." We did not deliver on these release dates because we were adamant about not compromising product quality. This resulted in fewer new product introductions than had been planned, lower sales, and a lack of synchronization of launch costs, inventory levels, and manufacturing capacity. While we didn't get the financial results we had hoped for, we do not intend to back off on our R&D commitment. It is part of a deliberate strategy to broaden our sales base by identifying markets and families of products that complement our core business, in order to leverage our brand name successfully for the future.

In 1997, our talented product development and engineering team completed several exciting new products. Among them is our HR824 Active Near Field Studio Monitor, our first entry into the speaker market. The HR824 is winning worldwide industry acclaim as one of

a)  Photos of Greg Mackie in action at Mackie Designs Inc. headquarters.

Page 6:

the most accurate professional loudspeakers available, and is fast becoming the monitor of choice for some of the world's top recording engineers and producers. The endorsements of these opinion leaders--and some extremely glowing reviews appearing in pro-audio industry publications--confirm that Mackie is able to enter new audio markets successfully.

We also shipped our first professional power amplifiers, the M-1200 and M-1400. Used in permanent installations such as public auditoriums, clubs, theaters, churches, and by touring groups of all types, our amplifiers combine excellent value with exclusive, innovative Mackie features. These amplifiers are considered to be very competitively-priced and are currently being sold at major professional audio retailers throughout the U.S. and around the world.

Finally, we began manufacturing our HUI -Registered Trademark- digital audio workstation controller late in the fourth quarter. Developed in conjunction with Digidesign -Registered Trademark-, an Avid Technologies -Registered Trademark- company, HUI (Human User Interface) does for digital audio workstation users what the mouse did for computer users. HUI boosts productivity and creativity during film, video, radio, and music recording post-production, with a unique set of features and capabilities. I believe it has a strong future in the rapidly-growing electronic media production market.

While we're now seeing the fruits of investing almost $6,000,000 in Engineering and Research & Development during 1997, the short-term effect was a deep cut into our per-share earnings. Coupled with the fact that we had difficulty in meeting planned release dates, Mackie Designs did not perform up to its potential.

Page 7:

If a goal is to learn from our mistakes, I think we have achieved it. By identifying and understanding last year's setbacks, we will be able to leverage our R&D investment into many new product introductions in the future.

There were other positives for Mackie during 1997. Our expanded executive management team has now been in place for almost a year, and in that time we devoted significant energies to the strategic and visionary direction of the company. We have an extremely strong, vertically-integrated manufacturing operation with the management expertise and manufacturing capacity to handle significant growth. Additionally, we took steps to protect Mackie's intellectual property by filing a lawsuit in June. As of this date, this matter is proceeding to trial. Though this might prove costly in the short-term, we believe in the long run that this decision will both protect our core products and better protect future Mackie intellectual property. We are also aggressively pursuing strategies to improve our sales in international markets.

In closing, I'd like to share with you something else I'm very excited about-we are poised to ship our Digital 8-Bus console, a new product that some industry observers feel will revolutionize the professional audio console product category. In my opinion, it has strong sales potential in virtually every market we serve. All of this, along with the exciting concepts currently incubating in our R&D/Engineering group, points to a promising 1998 for Mackie Designs. Sincerely,

Greg C. Mackie
President

a)  Photo of Greg Mackie at work in his office.

Page 8:

a)  Photo of most of Mackie's engineering group.

At right is a shot of most of our engineers (the software programmers keep weird hours and were still asleep). Aside from our Digital development team, we have engineering teams working on a wide range of acoustic products including enhancements to our core product line of mixing consoles.

b)  Excerpt from Puget Sound Business Journal article, dated Feb. 13-19, 1998.

EXCERPT FROM THE PUGET SOUND BUSINESS JOURNAL, Feb. 13-19, 1998. For a complete reprint, contact Investor Relations.

c)  Side shot of Digital 8-Bus console.

Above: The culprit that "put us behind the curve," to paraphrase the above-mentioned Puget Sound Business Journal article. Yes, our Digital 8-Bus has taken longer to develop than we anticipated. But throughout its development, it has gained a number of what we believe to be highly competitive features that should set it apart from its competition.

d)  Photo of HR824 Active Studio Monitors production line.

At right: Production of HR824 Active Studio Monitors. Like all Mackie products, they are made at our 170,000-square-foot complex in Woodinville, Washington.

e)  Photo of FR Series power amplifier.

Below right: One of our FR Series power amplifiers displayed in one of those artful poses that in-house advertising departments feel compelled to come up with on a regular basis.

f)  Photo of Acoustic Development Laboratory.

g)  Photo of the HR824 Active Monitor development team.

More of the engineers and technicians we've recruited in 1997. Top left: part of our Acoustic Development Laboratory; Above: the HR824 Active Monitor development team, including Greg Mackie.

h)  Photos of management team.

At right: Our management team--in no particular pecking order except that we felt that the photo of (1) Peter Watts, Director of Engineering and R&D, should be up next to some of his myriad staff, (2) Roy Wemyss, COO, (3) Dave Firestone, V.P. Product Development, (4) Bill Garrard, CFO, (5) Patric Wiesmann, V.P. Marketing, (6) Bob May, V.P. Manufacturing.

Page 9:

What isn't going digital these days? For audio recording, digital mixing makes especially good sense. First, more entertainment and information media are being delivered digitally ... Digital Video Discs (DVDs), streaming Internet audio, satellite TV, and FM broadcasts, not to mention the now-venerable compact disc. Second, digital mixing automation does for audio production what the word processor and spreadsheet did for writing and financial planning--it lets users store, recall, and edit their work... and perform functions that would be next-to-impossible manually. In typical Mackie fashion, the Digital 8-Bus embodies all leading-edge technology required to create first-to-mind position. We've written our own code and incorporated more features than anything out in the market. One reason we think that our new Digital 8-Bus stands out is that it provides users with

Page 10:

a familiar analog interface.

a)  Photo of audio signal processors.

Above is a rendering of the conventional pro audio signal processors that are replaced by the Digital 8-Bus' powerful computer system. You don't have to know what they are ... just that saving this much money on extra stuff is significant to the Digital 8-Bus' target audience. Moreover, the conventional processors require constant manual adjustments, while the same functions inside the D8-B can be automated--stored, recalled, and edited. The Digital 8-Bus includes its own Pentium processor, 16 megabytes of RAM, hard disk, floppy disk drive, SVGA monitor card, and high-speed modem for downloading additional software from Mackie Designs.

b)  Front shot of Mackie's Digital 8-Bus console with computer set-up.

What's different about the Digital 8-Bus? The most obvious is that it has moving faders (those slots with the square white knobs on `em). These are the mixers' "volume controls." On both analog and digital mixers, the recording engineer first manually moves the faders to adjust relative levels of various sound. However, on an analog mixer, any subsequent changes must also be made manually. Even a simple 30-second commercial has dozens of level changes in it--but an engineer only has two hands to make all the adjustments ... and then probably can't make the same moves more than once. On our Digital 8-Bus, the faders "remember" their settings and move on cue at the right times during mixing. Until recently, "mix automation" was only found on recording consoles costing half a million dollars and up.

c)  Photo of some of the software screens of the Digital 8-Bus.

At right are some of the software screens. They are designed to exactly simulate the look and feel of the actual Digital 8-Bus console and include a familiar "desktop" environment for file management.

d)  Photo of Digital 8-Bus logo.

e)  Photo of plug-in cards for the Digital 8-Bus.

The Digital 8-Bus features an "open" architecture with plug-in cards to customize the console for various applications.

Page 11:

When we claim that pros prefer Mackie, we have some potent proof. You'd be hard-pressed to find a cable or broadcast network, video post production facility, film studio, or superstar concert tour that isn't using our products. Our current endorsees' list reads like a "Who's Who" of the entertainment and news media. The Mackie users that aren't as obvious are in the hundred-thousand-plus "semi-pro" and hobbyist recording studios in basements, spare bedrooms, and remodeled garages. Aspiring composers and performers are able to afford the same studio-quality mixers, amplifiers and monitor speakers used day-in and day-out by many of the world's

Page 12:

top engineers and producers.

a)  Photos of product users.

1. Mick Guzauski's credits read like a "Who's Who" of pop luminaries -Babyface, Toni Braxton, Eric Clapton, LeAnn Rimes, and a new single for the blockbuster movie, Titanic, just to name a few.

2.  You know Pop/R&B Producer Rhett Lawrence from his work with Bebe and Cece
Winans, Whitney Houston, Mariah Carey, Samantha Cole, etc., etc. ...

3. Nick Milo plays Hammond B3 and synths for perhaps the definitive musician's band in America, Tower of Power.

4. Aimee Cain runs LA's most frequented songwriter hang, called, simply, Largo. Erik Gavriluk is the guy who advised Largo to buy a Mackie SR24-4. Eric has access to possibly the world's largest collection of vintage keyboards--all routed through Mackie mixers.

5. Sheila E, of the legendary Escovedo percussion family, is not only a monster percussionist, she'll be the band leader for a new late-night show starting soon.

6. Rick Ruggieri designs and installs recording studios. He's seen monitor trends come and go and believes that the Mackie HR824's accuracy may put an end to speakers as fashion statements.

7.  The Tonight Show's custodian of musical theme-scapes, Kevin Eubanks.

8. Butch Vig has built a reputation and a career producing and engineering ground-breaking recordings for the likes of Nirvana, Smashing Pumpkins, Soul Asylum, and his amalgamation, Garbage.

9. Scott Weiland is known to most as the lead singer of Stone Temple Pilots. He is also a talented songwriter and eager student of recording and mixing techniques.

10. The musical team currently-known-as-Wendy & Lisa initially rose to prominence as members of the-artist-then-known-as-Prince's band.

11. Charles Dye is Studio Manager and Chief Mix Engineer for Gentlemen's Club, a high-end, ProTools-based recording studio in Miami Beach, Florida.

12. Johnny Caswell's Burbank rehearsal facility Center Staging has so many Mackie products moving between rehearsal rooms and TV sets like the Tonight Show, VIBE, and awards shows, that he just shrugs when you ask him for a total product count. He's pictured here with his good friend Sheila E.

13. Wayne Sharpe has been profiled in both Keyboard and Post magazines. His IMAX surround-sound "signatures,' film scores, and themes for TV shows and sports events are heard by virtually everyone.

14. Tim Alexander--The "put-him-in-a-cage-and-feed-him-raw-meat" drummer formerly with the radical, mega-hip band Primus.

15. Among stick-users, John "JR" Robinson is "Mr. Studio Drummer." To those of you relying on mere fingers, you can pick out JR's recorded work by simply turning on the radio.

16. Shawn Pelton's booked solid these days for sessions, tours, and album projects with artists like Hall & Oates, Billy Joel, and Celine Dion. For the past six years he's been holding down the drum throne for the comedy variety show, Saturday Night Live.

Page 13:

One way that Mackie maintains a competitive edge is by taking advantage of advanced manufacturing technologies in our 170,000-square-foot complex in Woodinville, Washington. Here, we deploy the latest automated insertion and surface-mount assembly equipment. To control costs, we've invested in a fully-automated, state-of-the-art metal fabrication, painting, and screening facility. Vertically integrated manufacturing is admittedly at odds with out-sourcing (the current trend du jour). But, as implemented by over 550 Mackie employees, our methods have enabled us to respond quickly to market demand, achieve more constant production rates and

Page 14:

maintain better quality control.

a)  Photo of employee.

The obligatory photo of an employee driving a forklift.

b)  Photo of production area.

One of our two main production areas. We still have room for considerable growth.

c)  Photo of HUI production

HUI (Human User Interface) production.

d)  Photo of surface-mount area.

Part of our high-speed surface-mount area. These incredible machines, which run three shifts per day, "shoot" more than 21,000 miniaturized parts per hour. The benefits: faster production, better reliability and the ability to pack more product features into less space on our mixers and power amplifiers.

e)  Photo of production line.

Looking down our amp production line.

f)  Photo of paint plant

Mackie's automated paint production plant.

g)  Photo of metal plant.

In the metal plant. These incredible machines work round-the-clock turning steel sheets into high-tech swiss cheese.

h)  Photo of Dave Trudeau

Above: Dave Trudeau, Director of Materials, managed multiple plants and a global distribution system prior to joining Mackie. His manufacturing discipline expertise has been gained from 20 years of experience.

Page 15:

Ask anybody in the pro audio industry and they'll tell you that a fair part of Mackie's success can be attributed to our marketing communications. Instead of a confusing plethora of conventional product brochures, we pack every Mackie product, our unique technology stories, employee photos, our latest awards and at least one image of P.D., the Corporate Chihuahua, into a huge tabloid with the same dimensions as this report (but at least 40 pages thicker). Our ads-appearing in over 30 industry publications-are equally as dense and info-packed. They build a strong brand image and help us share our relaxed corporate culture. For a quick sample, visit

Page 16:

our website at www.mackie.com.

a)  Photo of Mackie advertisement for CR1604-VLZ mixer.

An actual page from our product literature.
         CR1604-VLZ

Mix Section

1.  12V BNC lamp connector
2.  Aux Sends 1 & 2 master gain controls
3.  Aux Send master Solo switches
4.  Aux Send master Solo LED indicators
5.  Aux Returns 1 & 2
6.  Effects Returns to Monitor controls
    (from Aux Returns 1 & 2 to Aux Sends 1 & 2)
7.  Aux Returns 3 & 4
8.  Aux Return 3 Assign (to Main Mix or Subs) switch
9.  Aux Return 3 Assign (to Subs 1-2 or 3-4) switch
10. Aux Return 4 Assign (to Control Room/Phones only) switch
11. Global Aux Return solo switch
12. Aux Return Solo LED
13. Phantom power & main power LED indicators
14. Control Room/Phones level control
15. Control Room/Phones source switches
16. Tape input (tape return) volume control
17. Tape to Main Mix assign switch
18. Global Solo level control
19. AFL/PFL global solo mode switch
20. Left/Right LED meters
21. Level Set indicator and LED
22. Our famous Rude Solo Light
23. Assign to Left Main Mix switches for Subs 1-4
24. Assign to Right Main Mix switches for Subs 1-4
25. Submaster faders
26. Main Left/Right Mix fader
27. Headphone output


Only Mackie Designs could improve the classic CR-1604.

First introduced in 1990, the CR-1604 literally defined the modern compact mixer in terms of features and sonic quality. It's been used on more feature films, more network TV shows and commercials, more world tours, and more major-label albums than any other compact mixer.

But we didn't let success go to our heads.

For years we'd been collecting warranty card comments and user suggestions about how to improve the CR-1604; the CR1604-VLZ includes almost everything anybody ever asked for. For sheer density of tasty features, there's never been more mixer in a rack-mount configuration.

We avoided "sequel-itus," too.

All too often, a manufacturer forgets what made the first version of a product successful when it comes out with a "new improved" model. Not us.

The CR1604-VLZ maintains the original's sound quality, musical EQ, rugged construction, and unique 3-way physical configuration with rotating input/output pod. But we also added an astonishingly long list of features and additions, many of which descended from our 8-Bus consoles and SR Series.

The official channel strip tour.

Right off, you'll notice the Trim control is located where you can get at it, no matter how the CR1604-VLZ input/output pod is rotated. It also has a whopping 60dB of gain range. Then comes our 6-Aux-Sends-In-4-Knobs section. Auxes 1 & 2 are switchable, per channel, pre- or post-fader. A Shift switch to the right of the next two knobs lets you select between Aux Sends 3 & 4 or 5 & 6 (all four of which are post-fader). High (12kHz) and low frequency
(80Hz) shelving equalization are two classic CR-1604 characteristics that received jillions of warranty card raves. Of course we didn't change `em. However, about a jillion more warranty cards asked for sweepable midrange EQ. We dipped into the SR Series data bank and came up with a nice wide 1.5-octave midrange bandwidth and an incredible 6.5-octave sweep range--from 8kHz all the way down to 100Hz. Each channel features our sharp 18dB/octave Lo Cut (high-pass) filter that cuts undesirable frequencies without diminishing audible bass. Next is our signature constant-loudness pan control. When you pan a signal from side to side--even hard right or hard left--its apparent loudness stays the same as when it's dead center. This is important for precise video and CD production. The CR1604-VLZ pan also has far more L/R separation than other compact mixers' pan controls critical when assigning a signal hard right or left to odd or even submix buses. Then there's the mute button. What can we say? It mutes. Well. The red channel Overload LED is actually dual-purpose. It blinks when the channel strip's amplifiers are being driven into overload ... AND it stays on constantly when you mute a channel. The -20 signal present LED is so sensitive that you can actually tell what's on a channel (drums, keyboards, vocals, etc.) by its flashing vigor. This LED also has a dual purpose: It stays on constantly when you solo a channel. Below the LEDs is the Solo button. Globally switchable from PFL (Pre-Fader Listen) to AFL (After Fader Listen, or Solo In-Place) via the Master Section. Finally, a silky-smooth, ultra-accurate 60mm fader. Mackie's log-taper faders are built for long life and--just as important--beautiful fades. Our faders are usable over the entire fader length (instead of dropping off to silence halfway down), are extremely linear-sounding, and have a tight lip seal and long-life wiper material; for years of durability. Each channel can be assigned to Subs 1-2, Subs 3-4, or L/R Main Mix with switches to the right of the fader.

Page 17:

Our products are sold through a network of over 1,000 dealers in the United States and more than 4,000 dealers in 100 foreign countries. These outlets range from pro audio superstores to small music shops, from national broadcast supply houses to sound installation contractors. In an effort to reduce the cost of our products in the important European market, we have opened a distribution center in Rotterdam, Netherlands. In conjunction with a network of in-country distributors and Mackie factory technical sales representatives, we believe that we can increase our market share in key countries.

Page 18:

a)  Artist's computer rendering of a map of the world.

b)  Photo of synth player/producer Simon Franglen with Mackie products.

A final, titanic success story. One person who has taken Mackie to heart is British-born synth player/producer Simon Franglen. You may not know his name, but you most certainly know his work. Simon Franglen's curriculum vitae includes work with Grammy winners Eric Clapton, Celine Dion, and Madonna, rockers Yes and Crash Test Dummies, and legendary performers such as Michael Jackson and Barbara Streisand. Simon's done work in the movies, too, including Titanic, The Client, Dances With Wolves, Mission Impossible, Seven, and Contact. He's won seven Clio Awards for his work in television commercials, where his clients have included Nike and Lee Jeans. His talents as a session synth player and programmer as well as producer, are well-known throughout the entertainment world. With such credits, you'd think the guy was using incredibly esoteric, expensive gear. How else could he get such award-winning results? Well, Simon will be the first to say you don't have to spend wads of money to get tough, quality sound gear. Not with Mackie.

Last year Simon began working on the soundtrack to what would become the costliest and highest-grossing motion picture of all time, Titanic. The film's original score was written by James Horner, and Simon was called in to produce the theme song for the film and soundtrack (written by Horner with Will Jennings and sung by Celine Dion), "My Heart Will Go On." Simon also spent considerable time programming the synths for the movie's score with fellow synthman Ian Underwood (and later Randy Kerber).

With his experience in both analog and digital realms, it's no wonder Simon can't wait to get his hands on a prototype of Mackie's upcoming digital mixer. Until then he'll spend his time working on various projects, including new records for Tina Arena (1997's "Sorrento Moon") and singer Edyta, as well as early work for the theme song to Zorro (written by Horner and Jennings), a Columbia film starring Antonio Banderas.

Having recently finished remixes for Jon Bon Jovi and Simply Red on his HR824s, you can be reasonably assured that Simon Franglen will continue working with--and on--Mackie products. "I do genuinely like the stuff," he says about his near-decade of Mackie use. "If I wanted to put a bigger-format desk [into my home studio] I probably could do it, but I prefer to spend the money in other areas." Thanks Simon. We couldn't have said it better.

c)  Mackie product photos

UltraPilot automation interface works with Mackie's UltraMix Universal Automation system.

HR824 Active Near Field Monitor

32-8 8-Bus Mixing Console
with 24-E Expander

HUI" Human User Interface for digital audio workstations


Product Photography: Dave Crosier. People and Facilities: Richard McNamee and Peter Figen (C)1998 Mackie Designs Inc. All rights reserved. Product specifications subject to change. "Mackie.," "Running Man" figure, VLZ, UltraMix, FR Series, HR Series, and HUI are trademarks or registered trademarks of Mackie Designs Inc.

Financial statements cover (page 1):

MACKIE DESIGNS INC.
FINANCIAL STATEMENTS
DECEMBER 31, 1997

Financial statements page 2:

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

         The following information contains certain forward-looking statements that anticipate future trends or events. These statements are based on certain assumptions that may prove to be erroneous and are subject to certain risks including, but not limited to, the Company's ability to introduce new products, the concentration of the Company's current products in a relatively narrow segment of the professional audio market, technological change and increased competition in the industry, the Company's ability to manage its rapid growth, its limited protection of technology and trademarks, various factors that impact the Company's international operations including economic conditions in various countries, customs and tariff regulations, currency fluctuations and lower gross margins, the Company's dependence on a limited number of suppliers and on its network of representatives and distributors, and its dependence on certain key personnel within the Company. Accordingly, actual results may differ, possibly materially, from the predictions contained herein.

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

         The Company's gross margins are also affected by its international sales. Typically, gross margins from exported products are lower than from those sold in the U.S. due to discounts offered to the Company's foreign distributors. These discounts are given because the international distributor typically incurs certain expenses, including technical support, product service, and in-country advertising, that the Company normally incurs for domestic sales. The Company offered its international distributors a weighted average discount of approximately 14.8% in 1997, 12.7% in 1996, and 8.1% in 1995. The increase in discounts is attributable to the fact that the Company increased its discounts to international distributors after it terminated the services of its exclusive representative for sales to international distributors in 1995 and began supervising international marketing and sales internally. The increase in discounts in 1997 is also attributable to additional discounts offered on certain products. In conjunction with the increase in discounts, the Company also eliminated the commissions it was paying to its international representative. While the Company has eliminated these commissions, the Company has incurred and will continue to incur additional expenses associated with managing the international marketing and sales of its products. Sales outside the U.S. represented approximately 38%, 38%, and 34% of the Company's net sales in 1997, 1996, and 1995, respectively.

         The Company's gross margins are also affected by the purchase of some components abroad. As a result of fluctuations in the value of local currencies relative to the U.S. dollar, some of the Company's international

Financial statements page 3:

component suppliers have increased prices and may further increase prices. The Company currently does not employ any foreign exchange hedging strategies, but may employ such strategies in the future.

         The Company's gross margins have fluctuated from time to time due primarily to inefficiencies related to the introduction and manufacture of new products and the integration of equipment into the Company's manufacturing processes. Historically, fluctuations have also resulted from increases in overhead associated with each of the Company's several relocations, varying prices of components, and competitive pressures.

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

Results of Operations

Year Ended December 31, 1997 as Compared with
Year Ended December 31, 1996

Net Sales

         The Company's net sales increased 2.3% to $74.9 million in 1997 from $73.2 million in 1996. The increase in sales was primarily attributable to sales from new products (the SR40-8, FR Series -TM- power amplifiers, and the HR824 active studio monitor), partially offset by a decrease in sales in two mixer product lines (the 8-Bus Series mixers and compact mixers). Sales of the SR40-8 (which became available in December 1996), FR Series -TM- power amplifiers (which became available in December 1996), and the HR824 active studio monitor (which became available in August 1997) accounted for 20% of net sales in 1997. Sales of the 8-Bus Series mixers decreased to 16% of net sales in 1997 from 25% in 1996. Sales of compact mixers were 47% of net sales in 1997 compared with 53% in 1996. Sales outside the United States represented 38% of the Company's net sales in both 1997 and 1996.

Cost of Sales

         Gross profit was $27.8 million in 1997 compared with $28.0 million in 1996. Gross profit as a percentage of net sales decreased to 37.1% in 1997 from 38.3% in 1996. The decrease in gross margin percentage was due to start-up costs associated with initial production of the SR40-8 and the FR Series -TM- power amplifier, both of which were shipped in significant quantities for the first time in the first quarter of 1997. The gross margin percentage decrease was also due to a higher weighted average discount offered to international distributors. Additionally, the decrease in gross margin percentage was due to a difference in product mix in 1997 compared with 1996 as sales of certain product lines provided lower gross margins than other product lines.

Marketing and Sales

         Marketing and sales expenses increased to $9.9 million in 1997 from $9.2 million in 1996. This increase was due primarily to increased marketing and sales staff and increased advertising expenses.

The primary components of marketing and sales expenses include salaries ($2.0 million in 1997 and $1.7 million in 1996), independent representatives'

Financial statements page 4:

commissions ($2.7 million in 1997 and $2.9 million in 1996), and advertising ($3.0 million in 1997 and $2.7 million in 1996). Marketing and sales expenses as a percentage of net sales were 13.3% in 1997 compared with 12.6% in 1996.

Administrative

         Administrative expenses decreased to $4.8 million in 1997 from $5.0 million in 1996. This decrease was due primarily to a reallocation of rent expense from administrative expenses to manufacturing overhead as additional space was utilized in the manufacturing process, partially offset by an increase in various other expenditures. Administrative expenses as a percentage of net sales were 6.5% in 1997 compared with 6.8% in 1996.

Research and Development

         Research and development expenses increased to $5.9 million in 1997 from $3.6 million in 1996. As a percentage of net sales, these expenses increased to 7.9% in 1997 from 4.9% in 1996. This increase was due primarily to increases in R&D staff and expenditures as the Company expanded its product line into other pro-audio categories.

Interest Income

         Interest income decreased to $791,000 in 1997 from $863,000 in 1996 due to a lower average cash balance.

Income Tax Provision

         The provision for income taxes for 1997 of $2.4 million represents an overall effective rate of 30.0%. The provision for income taxes for 1996 of $3.7 million represented an overall effective rate for 1996 of 33.1%. The decrease in the overall effective rate in 1997 compared with 1996 is due to the increased benefits provided by the Company's foreign sales corporation and the research and development tax credit.

Year Ended December 31, 1996 as Compared with
Year Ended December 31, 1995

Net Sales

         The Company's net sales increased 14.6% to $73.2 million in 1996 from $63.9 million in 1995. The increase in sales was primarily attributable to an increase in sales of two product lines: the compact mixers and the SR Series mixers. Sales of compact mixers increased to 53% of net sales in 1996 from 35% in 1995. Sales of the SR Series mixers increased to 20% of net sales in 1996 from 17% in 1995. Sales outside the United States represented 38% and 34% of the Company's net sales in 1996 and 1995, respectively.

Cost of Sales

         Gross profit was $28.0 million in 1996 compared with $27.2 million in 1995. Gross profit as a percentage of net sales decreased to 38.3% in 1996 from 42.5% in 1995. The decrease was due to increases in discounts offered to international distributors following the Company's decision, effective November 1, 1995, to terminate the services of its exclusive representative for sales to distributors outside the U.S. and Canada. Since then, the Company has supervised the international marketing and sales of its products internally. The decrease in gross margin percentage was also due to a difference in product mix in 1996 compared with 1995, as sales of the MS1202-VLZ -Registered Trademark- (successor to the MS-1202) and the CR1604-VLZ -Registered Trademark- (successor to the CR-1604), both of which were introduced in the first quarter of 1996, provided lower gross margin percentages than their predecessors. As the Company has introduced new versions of existing products, it has added more features to them without significant price increases. Additionally, the gross margin decreased due to labor and overhead inefficiencies caused by a lower-than-anticipated sales volume in the third and fourth quarters of 1996.

Financial statements page 5:

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

Administrative

         Administrative expenses increased to $5.0 million in 1996 from $3.4 million in 1995. Administrative expenses as a percentage of net sales were 6.8% in 1996 compared with 5.3% in 1995. The increase was due to an increase in staff and expenditures related to the Company's increased business volume and various expenses associated with being a publicly-held company.

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

Interest Income, Interest Expense, and Other Income

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

Income Tax Provision

         The provision for income taxes for 1996 of $3.7 million represents an overall effective rate of 33.1%. The income tax provision for 1995 of $2.0 million represented an overall effective rate for the year applied to pre-tax income from August 17, 1995 (the first day following the termination of the Company's S Corporation status) through December 31, 1995. The pro forma provision for income taxes for 1995 reflects the federal income tax expense the Company would have recognized had the Company been subject to income taxes for the year ended December 31, 1995. The pro forma income tax provision for 1995 is based upon an overall effective rate of 33.8%. The decrease in the expected overall effective rate in 1996 from 1995 is due to the benefit provided by the Company's foreign sales corporation formed in September 1995 and the research and development tax credit.

Liquidity and Capital Resources

         The Company used internally generated cash to finance its operations during 1997 and 1996. The Company's operating activities generated cash of $2.6 million in 1997 and $6.9 million in 1996. Accounts receivable, net of allowances, at December 31, 1997 increased slightly to $10.6 million from

Financial statements page 6:

$9.7 million at December 31, 1996. Inventory levels increased to $17.8 million at December 31, 1997 from $10.3 million at December 31, 1996 due to a lower-than-anticipated sales volume in the fourth quarter of 1997 and increased inventory quantities for new products.

         Net cash used in investing activities decreased to $2.6 million in 1997 from $8.4 million in 1996, attributable to a decrease in capital expenditures and a decrease in net purchases of marketable securities. The Company had no significant capital expenditure commitments at December 31, 1997. The Company intends to finance its 1998 capital expenditures from cash provided by operations and current cash reserves.

         Net cash used in financing activities in 1997 was $1.3 million compared with $55,000 in cash generated in 1996. The cash used in financing activities in 1997 was due to the repurchase of 207,600 shares of the Company's common stock totaling $1.7 million, partially offset by $316,000 received from the exercise of common stock options.

         In October 1997, the Company renewed a business loan agreement with a bank. The agreement provides three credit facilities to the Company, including a $5.0 million unsecured line of credit to finance any unexpected working capital requirements. The line of credit bears interest at the bank's prime rate, or at a specified IBOR rate plus 1.5%, whichever the Company chooses. The agreement also provides a $2.5 million credit facility for capital equipment purchases or general corporate purposes. Certain terms under this facility, such as interest rate, repayment period, and collateral, will be determined at the time advances are made to the Company. The Company also has a $1.75 million line of credit for the purchase of foreign exchange contracts. There were no borrowings outstanding on any of the bank credit facilities at December 31, 1997. These credit facilities expire April 30, 1998. Under the terms of the business loan agreement, the Company must maintain certain financial ratios and tangible net worth. The Company is in compliance with all such covenants. The agreement also provides, among other matters, restrictions on additional financing, dividends, mergers, and acquisitions. The agreement also imposes an annual capital expenditure limit of $10 million.

         The Company has granted options to various individuals to purchase shares of the Company's common stock. As of December 31, 1997, options to purchase 2,852,200 shares of common stock at exercise prices of $5.55 per share to $13.88 per share are outstanding and 1,766,575 of these options are exercisable. The exercise of these options would provide additional cash to the Company.

         The Company believes that existing cash and cash equivalent balances together with cash generated from operations and cash available from credit facilities will be sufficient to finance the Company's operations at least through 1998. Although the Company cannot accurately anticipate the effects of inflation, the Company does not believe inflation has had or is likely to have a material effect on its results of operations or liquidity.

         The Company's present policy is to retain earnings to finance the Company's business. Any future dividends will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, acquisition plans, plans for expansion, and any other factors which the Company's Board of Directors deems relevant. Under its bank loan agreement, the Company is prohibited from paying any dividends without prior approval from the bank. The Company has no present intention of paying dividends on its common stock in the foreseeable future.

Financial statements page 7:

         The Company has developed a plan to assess and address Year 2000 compliance issues and has begun converting its critical data processing systems. The Company's total Year 2000 project cost and estimates to complete include the estimated costs and time associated with the impact of third-party Year 2000 issues based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company relies will be converted on a timely basis and will not have an adverse effect on the Company's systems. The Company currently expects the project to be substantially complete by early 1999 and to cost between $50,000 and $100,000. This estimate includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. The Company does not expect this project to have a significant effect on operations. As of December 31, 1997, no significant expenditures had been made. The Company will, as it deems necessary, continue to implement systems with strategic value.

Financial statements page 8:

Consolidated Balance Sheets


                                                              December 31,
                                                          1997          1996
                                                      -------------------------
ASSETS
Current assets:
    Cash and cash equivalents .....................   $   975,180   $ 2,366,184
    Securities available-for-sale .................    10,864,401    11,688,513
    Accounts receivable, less allowance
        of $481,000 in 1997 and $808,000 in 1996 ..    10,614,515     9,693,035
    Inventories ...................................    17,761,462    10,316,940
    Income taxes receivable .......................            --       182,627
    Deferred taxes ................................       670,000       685,000
    Prepaid expenses and other current assets .....     1,287,311       673,585
                                                      -----------   -----------
Total current assets ..............................    42,172,869    35,605,884
Furniture and equipment, net ......................    10,605,164    10,246,118
Other assets ......................................       594,390       403,948
                                                      -----------   -----------
Total assets ......................................   $53,372,423   $46,255,950
                                                      -----------   -----------
                                                      -----------   -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable ..............................   $ 3,822,239   $ 2,053,079
    Commissions payable ...........................       664,983       627,374
    Accrued salaries and bonus ....................       480,180       226,498
    Accrued vacation ..............................       305,350       217,097
    Accrued warranty ..............................       300,000       180,000
    Income taxes payable ..........................       348,173            --
    Other accrued liabilities .....................       296,227       281,662
                                                      -----------   -----------
Total current liabilities .........................     6,217,152     3,585,710

Deferred rent .....................................        81,250        42,250
Deferred taxes ....................................       596,000       345,000
Commitment
Shareholders' equity:
    Preferred stock, no par value:
      Authorized shares--5,000,000
      Outstanding shares--none
    Common stock, no par value:
      Authorized shares--40,000,000
      Issued and outstanding shares--12,733,650
          & 12,885,000 in 1997 & 1996,
          respectively ............................    29,657,210    30,998,830
    Retained earnings .............................    16,820,811    11,284,160
                                                      -----------   -----------
Total shareholders' equity ........................    46,478,021    42,282,990
                                                      -----------   -----------
Total liabilities and shareholders' equity ........   $53,372,423   $46,255,950
                                                      -----------   -----------
                                                      -----------   -----------

See accompanying notes.

Financial statements page 9:

Consolidated Statements of Income


                                                    Year Ended December 31,
                                              1997           1996            1995
                                         --------------------------------------------
Net sales ............................   $ 74,889,420    $ 73,235,925    $ 63,918,999
Cost of sales ........................     47,093,131      45,210,585      36,755,638
                                         ------------    ------------    ------------
Gross profit .........................     27,796,289      28,025,340      27,163,361
Operating expenses:
    Marketing and sales ..............      9,938,507       9,202,448       9,021,819
    Administrative ...................      4,839,780       4,979,320       3,400,355
    Research and development .........      5,892,178       3,602,727       1,204,739
                                         ------------    ------------    ------------
Total operating expenses .............     20,670,465      17,784,495      13,626,913
                                         ------------    ------------    ------------
Operating income .....................      7,125,824      10,240,845      13,536,448

Interest income ......................        790,687         862,518         346,494
Interest expense .....................             --              --        (318,038)
Other income (expense) ...............         (7,060)        (11,104)         70,141
                                         ------------    ------------    ------------
Income before income taxes ...........      7,909,451      11,092,259      13,635,045

Provision for income taxes ...........      2,372,800       3,671,600       1,972,700
                                         ------------    ------------    ------------
Net income ...........................   $  5,536,651    $  7,420,659    $ 11,662,345
                                         ------------    ------------
                                         ------------    ------------
Basic income per share ...............   $       0.43    $       0.58
                                         ------------    ------------
                                         ------------    ------------
Diluted income per share .............   $       0.41    $       0.55
                                         ------------    ------------
                                         ------------    ------------

Pro forma data (unaudited) :
    Income before pro forma provision
      for income taxes ...............                                   $ 13,635,045
    Pro forma provision
      for income taxes ...............                                      4,608,700
                                                                         ------------
    Pro forma net income .............                                   $  9,026,345
                                                                         ------------
                                                                         ------------
    Pro forma basic income
      per share ......................                                   $       0.82
                                                                         ------------
                                                                         ------------
    Pro forma diluted income
      per share ......................                                   $       0.73
                                                                         ------------
                                                                         ------------

See accompanying notes.

Financial statements page 10:

Consolidated Statements of Cash Flows


                                                               Year Ended December 31,
                                                        1997           1996             1995
                                                   ----------------------------------------------
OPERATING ACTIVITIES
Net income .....................................   $  5,536,651    $  7,420,659    $ 11,662,345
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation and amortization ..............      3,160,237       1,969,131       1,051,086
    (Gain) loss on asset dispositions ..........           --            11,104         (65,407)
    Deferred income taxes ......................        266,000        (136,000)        131,800
    Changes in operating assets and liabilities:
      (Increase) decrease in accounts
        receivable .............................       (921,480)         10,892      (2,841,481)
      Decrease in due from related parties .....             --              --       1,020,174
      Increase in inventories ..................     (7,444,522)     (2,674,048)     (3,971,395)
      (Increase) decrease in income
        taxes receivable .......................        182,627         196,473        (379,100)
      Increase in prepaid expenses and other
        current assets .........................       (613,726)        (65,738)       (499,178)
      Increase in other assets .................       (257,114)       (341,059)       (112,893)
      Increase in accounts payable and
        accrued expenses .......................      2,245,660         567,300         185,690
      Increase (decrease) in commissions payable         37,609        (109,816)        235,694
      Increase in income taxes payable .........        348,173              --              --
      Increase in deferred rent ................         39,000          42,250              --
                                                   ------------    ------------    ------------
Net cash provided by operating activities ......      2,579,115       6,891,148       6,417,335

INVESTING ACTIVITIES
Purchases of securities ........................    (20,422,495)    (45,287,047)    (22,040,686)
Proceeds from sales of securities ..............      6,311,193       6,362,768       4,522,137
Proceeds from maturities of securities .........     14,935,414      38,011,708       6,742,607
Purchases of equipment .........................     (3,452,611)     (7,611,708)     (4,090,447)
Proceeds from asset dispositions ...............             --          86,630          75,797
                                                   ------------    ------------    ------------
Net cash used in investing activities ..........     (2,628,499)     (8,437,649)    (14,790,592)


(continued on next page)

Financial statements page 11:


                                                                                    Year Ended December 31,
                                                                            1997             1996            1995
                                                                        ---------------------------------------------
FINANCING ACTIVITIES
Net proceeds from sale of common stock ..............................        316,188          55,500      31,589,788
Repurchase and retirement of common stock ...........................     (1,657,808)             --              --
Payments on notes payable to related parties ........................             --              --      (9,150,586)
Payments on long-term debt and capital leases .......................             --              --        (643,490)
Payments of dividends ...............................................             --              --      (9,872,488)
                                                                        ------------    ------------    ------------
Net cash provided by (used in) financing activities .................     (1,341,620)         55,500      11,923,224
                                                                        ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents ................     (1,391,004)     (1,491,001)      3,549,967
Cash and cash equivalents at beginning of year ......................      2,366,184       3,857,185         307,218
                                                                        ------------    ------------    ------------
Cash and cash equivalents at end of year ............................   $    975,180    $  2,366,184    $  3,857,185
                                                                        ------------    ------------    ------------
                                                                        ------------    ------------    ------------

SUPPLEMENTAL DISCLOSURES
Non-cash financing and investing activities:
    Dividends paid in exchange for shareholders' notes ..............   $         --    $         --    $  8,469,309
                                                                        ------------    ------------    ------------
                                                                        ------------    ------------    ------------
Cash paid for interest ..............................................   $         --    $         --    $    329,755
                                                                        ------------    ------------    ------------
                                                                        ------------    ------------    ------------
Cash paid for income taxes ..........................................   $  1,576,000    $  3,611,127    $  2,220,000
                                                                        ------------    ------------    ------------
                                                                        ------------    ------------    ------------


See accompanying notes.

Financial statements page 12:

Consolidated Statements of Shareholders' Equity


                                             Common Stock
                                      --------------------------      Retained
                                        Shares          Amount        Earnings          Total
                                      ----------------------------------------------------------
Balance at December 31, 1994 ....     10,000,000          29,781       8,213,897       8,243,678
    Recognition of deferred
      tax assets ................             --         335,800              --         335,800
    Reclassification of
      accumulated deficit
      due to termination of
      S Corporation status ......             --      (1,012,039)      1,012,039            --
    Issuance of common shares
      in initial public offering,
      net of issuance costs
      of $705,212 ...............      2,875,000      31,589,788              --      31,589,788
    Net income ..................             --              --      11,662,345      11,662,345
    Dividends declared ..........             --              --     (17,024,780)    (17,024,780)
                                      ----------    ------------    ------------    ------------
Balance at December 31, 1995 ....     12,875,000      30,943,330       3,863,501      34,806,831
    Issuance of common
      shares upon exercise
      of stock options ..........         10,000          55,500              --          55,500
    Net income ..................             --              --       7,420,659       7,420,659
                                      ----------    ------------    ------------    ------------
Balance at December 31, 1996 ....     12,885,000    $ 30,998,830    $ 11,284,160    $ 42,282,990
    Issuance of common
      shares upon exercise
      of stock options ..........         56,250         316,188              --         316,188
    Repurchase of common
      shares ....................       (207,600)     (1,657,808)     (1,657,808)
    Net income ..................             --              --       5,536,651       5,536,651
                                      ----------    ------------    ------------    ------------
Balance at December 31, 1997 ....     12,733,650    $ 29,657,210    $ 16,820,811    $ 46,478,021
                                      ----------    ------------    ------------    ------------
                                      ----------    ------------    ------------    ------------


See accompanying notes.

Financial statements page 13:

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Description of Business

         Mackie Designs Inc. (the Company) develops, manufactures, sells, and supports high-quality, reasonably priced professional audio equipment. The Company operates as a single business segment.

The Company sells to retailers and distributors throughout the world, generally on open credit terms. Sales to distributors outside of the United States approximated 38%, 38%, and 34% of net sales in 1997, 1996, and 1995, respectively.

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

Furniture and Equipment

         Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to nine years.

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

Financial statements page 14:

         A pro forma income tax adjustment has been included in the statements of income as if the Company had been a taxable entity during those periods presented.

Warranty Costs

         The Company provides an accrual for future warranty costs at the time of sale of products. The warranty for the Company's products generally covers defects in materials and workmanship for a period of one to five years.

Advertising Costs

         The cost of advertising is expensed as incurred. For the years ended December 31, 1997, 1996, and 1995, the Company incurred advertising expenses of $3.0 million, $2.7 million, and $2.6 million, respectively.

Stock Compensation

         The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company accounts for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price.

Concentrations of Credit Risk

         The Company is subject to concentrations of credit risk from its holdings of cash, cash equivalents, and securities. The Company's credit risk is managed by investing its cash in high-quality money market instruments, securities of the U.S. Government and its agencies, and high-quality corporate issues. In addition, a significant portion of the Company's accounts receivable are due from sales outside of the U.S. No international country accounted for more than 10% of net sales in any of the periods presented.

Net Income Per Share

         In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are excluded from the computation if their effect is antidilutive. Net income per share amounts for all periods, where necessary, have been restated to conform to SFAS No. 128 requirements. The Securities and Exchange Commission (SEC) previously had requirements for common and common stock equivalent shares issued during the 12-month period prior to the filing of an initial public

Financial statements page 15:

offering to be included in the calculation of earnings per share as if they were outstanding for all periods presented using the treasury stock method assuming the initial public offering price. In 1998, the SEC issued new requirements for dilutive common stock equivalent shares to be included in the calculation of diluted earnings per share at the fair market value of common stock outstanding during the period.

         In 1995, pro forma net income per share is based on the weighted average number of common and common stock equivalent shares outstanding. To calculate pro forma net income per share, net proceeds from the sale of 1,139,907 shares of common stock from the Company's initial public offering were assumed to repay the shareholder notes and to pay distributions to existing shareholders equal to the Company's undistributed S Corporation earnings through the termination of the Company's S Corporation status on August 16, 1995. These shares have been included in the calculation as if they were outstanding for all periods presented prior to the initial public offering.

         As a result of the adoption of SFAS No. 128, the Company's previously reported net income per share changed from $0.54 to $0.55 for the year ended December 31, 1996. As a result of the adoption of SFAS No. 128 and the new SEC requirements, the Company's previously reported pro forma net income per share changed from $0.71 to $0.73 for the year ended December 31, 1995.

New Accounting Pronouncements

         In June 1997, Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company will adopt SFAS No. 130 and 131 in the first quarter of 1998. The Company does not expect the impact of SFAS No. 130 or 131 to be material.

2.  SECURITIES AVAILABLE-FOR-SALE

         The amortized cost of securities available-for-sale approximated fair market value and was as follows:


                                                      December 31,
                                                   1997          1996
                                                -----------   -----------
U.S. corporate securities                       $6,680,463   $ 7,618,609
U.S. Government securities                       4,183,938     4,069,904
                                                -----------   -----------

                                                $10,864,401   $11,688,513
                                                -----------   -----------
                                                -----------   -----------



         As of December 31, 1997, the securities available-for-sale have contractual maturities of one year or less.

3. INVENTORIES

         Inventories consisted of the following:


                                          December 31,
                                       1997          1996
                                   -----------   -----------
Raw materials                      $10,987,890   $ 8,003,941
Work in process                      2,901,785     1,331,199
Finished goods                       3,871,787       981,800
                                   -----------   -----------
                                   $17,761,462   $10,316,940
                                   -----------   -----------
                                   -----------   -----------



4.  FURNITURE AND EQUIPMENT

         Furniture and equipment consisted of the following:


                                                        December 31,
                                                    1997          1996
                                                 -----------   -----------
Machinery and equipment ......................   $10,115,125   $ 8,667,873
Furniture and fixtures .......................     5,211,871     3,666,366
Leasehold improvements .......................     1,834,954     1,375,100
                                                 -----------   -----------
                                                  17,161,950    13,709,339
Less accumulated depreciation and
  amortization ...............................     6,556,786     3,463,221
                                                 -----------   -----------
                                                 $10,605,164   $10,246,118
                                                 -----------   -----------
                                                 -----------   -----------



5.  INCOME TAXES

Deferred tax assets and liabilities consisted of the following at December 31, 1997 and 1996:


                                             December 31,
                                           1997        1996
                                       ---------    ---------
Deferred tax liabilities:
         Depreciation ......           $(596,000)   $(345,000)
                                       ---------    ---------

Deferred tax assets:
         Accrued expenses...             406,000      382,000
         Inventory .........             175,000      287,000
         Other .............              89,000       16,000
                                       ---------    ---------
Total deferred tax assets...             670,000      685,000
                                       ---------    ---------
                                       ---------    ---------
Net deferred tax assets ....           $  74,000    $ 340,000
                                       ---------    ---------


Financial statements page 16:

         The provision for income taxes as of December 31, 1995 represents taxes on earnings for the period subsequent to August 16, 1995 (termination of S Corporation status) through December 31, 1995, which earnings aggregated $5,866,201.

         Components of the provision are as follows:


                                           Year Ended     Year Ended    Aug. 17, 1995 to
                                          Dec. 31, 1997  Dec. 31, 1996    Dec. 31, 1995
                                          -------------  -------------    -------------
Federal income taxes:
     Current provision .................   $ 2,106,800     $ 3,807,600      $ 1,840,900
     Deferred provision ................       266,000        (136,000)         131,800
                                           -----------     -----------      -----------
                                           $ 2,372,800     $ 3,671,600      $ 1,972,700
                                           -----------     -----------      -----------


         A reconciliation between the statutory federal income tax rate and the actual provision for income taxes is shown below:


                                            Year Ended December 31,
                                         1997                         1996                        1995
                                    -------------------------------------------------------------------------
Tax at the statutory rate........    $ 2,689,200   34.0%    $ 3,771,400    34.0%    $  1,994,500      34.0%
Effect of research and
   development tax credit........       (280,000)  (3.6%)      (111,400)   (1.0%)             --       --
Effect of foreign sales
   corporation ..................       (357,900)              (353,000)   (3.2%)       (149,300)     (2.6%)
Other ...........................        321,500    4.1%        364,600     3.3%         127,500       2.2%
                                     -----------   ----     -----------     ----    ------------      ----
                                     $ 2,372,800   30.0%    $ 3,671,600     33.1%   $  1,972,700      33.6%
                                     -----------   ----     -----------     ----    ------------      ----
                                     -----------   ----     -----------     ----    ------------      ----


S Corporation Tax Adjustment (Unaudited)

         As a result of terminating its S Corporation election, the Company became subject to corporate federal income taxes subsequent to August 16, 1995. The statements of operations present, on a pro forma basis, the impact on net income and net income per share as if the Company had been subject to federal income taxes for all of 1995. The pro forma tax provisions is as follows:



                                                         Year Ended
                                                      December 31, 1995
                                                      -----------------

Income before pro forma provision
  for income taxes ..........................            $13,635,045
                                                         -----------

Current pro forma income tax provision.......             $ 4,300,800
Deferred pro forma income tax provision......                 307,900
                                                          -----------
Pro forma provision for income taxes ........             $ 4,608,700
                                                          -----------
Effective tax rate ..........................                   33.8%
                                                          -----------
                                                          -----------


6.  BANK LOAN AGREEMENT

         In October 1997, the Company renewed a business loan agreement with a bank. The agreement provides three credit facilities to the Company including a $5.0 million unsecured line of credit to finance any unexpected working capital requirements. The line of credit bears interest at the bank's prime rate, or at a specified IBOR rate plus 1.5%, whichever the Company chooses. The agreement also provides a $2.5 million credit facility for capital equipment purchases or general corporate purposes. Certain terms under this facility, such as interest rate, repayment period, and collateral, will be determined at the time advances are made to the Company. The Company also has a $1.75 million line of credit for the purchase of foreign exchange contracts. There were no borrowings outstanding on any of the bank credit facilities at December 31, 1997. These credit facilities expire April 30, 1998. Under the terms of the business loan agreement, the Company must maintain certain financial ratios and tangible net worth. The Company is in compliance with all such covenants. The agreement also provides, among other matters, restrictions on additional financing, dividends, mergers, and acquisitions. The agreement also imposes an annual capital expenditure limit of $10 million.

Financial statements page 17:

7. RELATED-PARTY TRANSACTIONS

         The Company has an agreement to receive marketing and sales services from an entity affiliated with a shareholder of the Company. Transactions are summarized as follows:


                                           Year Ended December 31,
                                        1997       1996       1995
                                      --------   --------   --------

Commissions expense ......            $294,609   $371,968   $379,632
                                      --------   --------   --------
Commissions payable at
  end of year ............            $ 38,090   $ 35,102   $ 31,823
                                      --------   --------   --------



EMPLOYEE BENEFIT PLANS

         The Company has a qualified profit-sharing plan (the Plan) under the provisions of Internal Revenue Code Section 401(k). The Plan is available to all employees meeting the eligibility requirements. Contributions by the Company are based on a matching formula as defined in the Plan. Additional contributions are at the discretion of the Board of Directors. The Company made contributions of $51,000, $32,000, and $28,000 to the Plan in 1997, 1996, and 1995, respectively.

         The Company insures health care costs for its eligible employees and dependents. The Company has obtained an insurance policy to cover claims incurred during the policy year in excess of $30,000 per person. Estimated costs of all incurred claims that are not covered by insurance are recognized in the financial statements.

9. INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share (pro forma income per share in 1995):


                                                                 Year ended December 31,
                                                            1997          1996          1995
                                                         -----------   -----------   -----------
Numerator:
   Numerator for basic income per share--net income
                                                         $ 5,536,651   $ 7,420,659   $ 9,026,345
                                                         -----------   -----------   -----------
Denominator:
   Denominator for basic income per share--weighted
     average common shares ...........................    12,825,949    12,881,038    11,038,356
                                                         -----------   -----------   -----------
Effect of dilutive securities:
   Stock options, net ................................       575,201       730,012       608,187
   Sales of common stock from the IPO assumed to repay
     amounts due to pre-IPO shareholders for
     undistributed S Corporation earnings.............            --            --       715,175
                                                         -----------   -----------   -----------
Dilutive potential common shares .....................       575,201       730,012     1,323,362
                                                         -----------   -----------   -----------

Denominator for diluted income per share .............    13,401,150    13,611,050    12,361,718
                                                         -----------   -----------   -----------

   Basic income per share ............................         $0.43         $0.58         $0.82
                                                         -----------   -----------   -----------
                                                         -----------   -----------   -----------
   Diluted income per share ..........................         $0.41         $0.55         $0.73
                                                         -----------   -----------   -----------
                                                         -----------   -----------   -----------

10. SHAREHOLDERS' EQUITY

Stock Options

         In April 1995, the Company established a stock option plan for the granting of incentive and non-qualified stock options (the Plan). The

Financial statements page 18:

exercise price of incentive stock options granted under the Plan may not be less than the fair market value of the common stock on the date of grant. The exercise price of non-qualified stock options granted under the Plan may be greater or less than the fair market value of the common stock on the date of grant, as determined by the stock option committee of the Company's Board of Directors at its discretion. The Company has reserved 3,000,000 shares of common stock for issuance under the Plan. The options vest over a period determined by the Plan administrator and expire no later than 10 years after the date of grant.

         The following table summarizes the Company's stock option activity:


                                                                WEIGHTED
                           SHARES SUBJECT       OPTION          AVERAGE
                             TO OPTION        PRICE RANGE    EXERCISE PRICE
                           --------------    -------------   --------------
Options outstanding at
  Jan. 1, 1995                    --
         Granted             1,784,700       $5.55 - 13.88      $5.64
                             ---------       -------------      -----
Options outstanding at
  Dec. 31, 1995              1,784,700       $5.55 - 13.88      $5.64
         Granted               367,000       $6.63 - 10.00      $8.78
         Canceled             (141,000)      $5.55 - 10.00      $8.24
         Exercised             (10,000)      $   5.55           $5.55
                             ---------       -------------      -----
Options outstanding at
  Dec. 31, 1996              2,000,700       $5.55 - 13.88      $6.04
         Granted             1,093,000       $5.55 -  6.88      $6.32
         Canceled             (185,250)      $5.55 - 13.88      $7.78
         Exercised             (56,250)      $5.55 -  8.75      $5.62
                             ---------       -------------      -----
Options outstanding at
  Dec. 31, 1997              2,852,200       $5.55 - 13.88      $6.04
                             ---------       -------------      -----


         At December 31, 1997, 81,550 shares of common stock were available for future grants.

         The following table summarizes information about options outstanding and exercisable at December 31, 1997:


                         Options Outstanding
                         -------------------

                                        WEIGHTED           WEIGHTED
  RANGE OF             OPTIONS      AVERAGE REMAINING       AVERAGE
EXERCISE PRICE       OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE
-------------        -----------    -----------------   --------------
$5.55 -  8.00         2,719,700         8.19               $5.89
$8.01 - 13.88           132,500         8.04               $9.14
-------------         ---------         ----               -----
$5.55 - 13.88         2,852,200         8.19               $6.04
-------------         ---------         ----               -----



                  Options Exercisable
                  -------------------

                                            WEIGHTED
   RANGE OF             OPTIONS              AVERAGE
EXERCISE PRICE        EXERCISABLE        EXERCISE PRICE
-------------        ------------        --------------
$5.55 -  8.00           1,730,950           $5.59
$8.01 - 13.88              35,625           $9.47
-------------           ---------           -----
$5.55 - 13.88           1,766,575           $5.67
-------------           ---------           -----


         The Company follows the intrinsic value method in accounting for its stock options. Had compensation costs been recognized based on the fair value at the date of grant for options awarded under the Plan, the pro forma amounts of the Company's net income and net income per share for the years ended December 31, 1997, 1996, and 1995 would have been as follows:


                                     1997          1996          1995
                                 ---------------------------------------
Net income--as reported         $ 5,536,651   $ 7,420,659   $ 9,026,345
Net income--pro forma           $ 4,869,064   $ 7,157,908   $ 5,236,709
Basic income per
  share--as reported            $      0.43   $      0.58   $      0.82
Basic income per
  share--pro forma              $      0.38   $      0.56   $      0.47
Diluted income per
  share--as reported            $      0.41   $      0.55   $      0.73
Diluted income per
  share--pro forma              $      0.36   $      0.53   $      0.42


Financial statements page 19:

         The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rates of 5.0% to 7.2%; expected option life of three years for qualified options and six years for non-qualified stock options; expected volatility of 0.45% to 0.48%; and no expected dividends. The weighted-average fair value of options granted during the years 1997, 1996, and 1995 was $2.43, $3.46, and $3.68, respectively.

Initial Public Offering

         On August 18, 1995, the Company sold 2,500,000 shares of its common stock in an initial public offering at a price of $12.00 per share. In addition, the underwriters of the IPO exercised an option to purchase 375,000 additional shares of the Company's common stock at the same price per share.

11. COMMITMENT

         In December 1994, the Company entered into a lease for office and manufacturing facilities with Mackie Holdings, LLC, an entity owned by three significant shareholders and directors of the Company. The lease commenced on December 31, 1994 and expires December 31, 2004. The monthly rent under this lease is $56,613, adjusted annually for changes in the Consumer Price Index. Taxes, insurance, utilities, and maintenance are the responsibility of the Company. Future minimum rental payments under this lease and two additional leases for facilities at December 31, 1997 are as follows:


         1998                            $  1,260,000
         1999                               1,260,000
         2000                               1,261,000
         2001                               1,274,000
         2002                               1,274,000
         Thereafter                         3,093,000
                                         ------------
                                         $  9,422,000


         Total rent expense for the years ended December 31, 1997, 1996, and 1995 was $1,328,000, $1,313,000, and $833,000, respectively.

Financial statements page 20:

12. QUARTERLY FINANCIAL DATA (UNAUDITED) In thousands, except per share data


1997                                        First    Second     Third    Fourth
---------------------------------------   -------   -------   -------   -------
Net sales .............................   $16,768   $18,684   $21,596   $17,841
---------------------------------------   -------   -------   -------   -------
Gross profit ..........................   $ 6,391   $ 7,122   $ 7,850   $ 6,433
---------------------------------------   -------   -------   -------   -------
Net income ............................   $ 1,140   $ 1,413   $ 1,818   $ 1,166
---------------------------------------   -------   -------   -------   -------
Basic income per share ................   $  0.09   $  0.11   $  0.14   $  0.09
---------------------------------------   -------   -------   -------   -------
Diluted income per share ..............   $  0.09   $  0.11   $  0.13   $  0.09
---------------------------------------   -------   -------   -------   -------


1996                                        First    Second     Third    Fourth
---------------------------------------   -------   -------   -------   -------
Net sales .............................   $19,504   $20,779   $16,093   $16,861
---------------------------------------   -------   -------   -------   -------
Gross profit ..........................   $ 7,784   $ 7,993   $ 5,978   $ 6,269
---------------------------------------   -------   -------   -------   -------
Net income ............................   $ 2,315   $ 2,443   $ 1,346   $ 1,316
---------------------------------------   -------   -------   -------   -------
Basic income per share ................   $  0.18   $  0.19   $  0.10   $  0.10
---------------------------------------   -------   -------   -------   -------
Diluted income per share ..............   $  0.17   $  0.18   $  0.10   $  0.10
---------------------------------------   -------   -------   -------   -------


1995                                        First    Second     Third    Fourth
---------------------------------------   -------   -------   -------   -------
Net sales .............................   $14,270   $16,084   $16,897   $16,668
---------------------------------------   -------   -------   -------   -------
Gross profit ..........................   $ 6,437   $ 6,690   $ 7,037   $ 6,999
---------------------------------------   -------   -------   -------   -------
Net income ............................   $ 3,398   $ 3,019   $ 2,877   $ 2,368
---------------------------------------   -------   -------   -------   -------
Pro forma net income ..................   $ 2,236   $ 1,986   $ 2,436   $ 2,368
---------------------------------------   -------   -------   -------   -------
Pro forma basic income per share ......   $  0.22   $  0.20   $  0.22   $  0.18
---------------------------------------   -------   -------   -------   -------
Pro forma diluted income per share ....   $  0.20   $  0.17   $  0.19   $  0.17
---------------------------------------   -------   -------   -------   -------

         The 1996 and the first three quarters of 1997 basic and diluted income per share amounts have been restated to comply with SFAS No. 128, which was adopted in the fourth quarter of 1997. Pro forma basic and diluted income per share amounts for 1995 have been restated to comply with SFAS No. 128 and new SEC requirements.

Financial statements page 21:

Report of Ernst & Young LLP
Independent Auditors

The Board of Directors and Shareholders
Mackie Designs Inc.

         We have audited the accompanying consolidated balance sheets of Mackie Designs Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended DecemberE31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mackie Designs Inc. at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Seattle, Washington
February 10, 1998                                             Ernst & Young LLP

Financial statements page 22:

Common Stock Information and Dividend Policy

         The Company's Common Stock is traded on the NASDAQ National Market System under the symbol "MKIE." The following table sets forth the high and low sale prices as reported on NASDAQ for the periods indicated. These prices do not include retail markups, markdowns or commissions.


                                         Common Stock
                                        --------------
                                         HIGH     LOW
                                        ------   -----

Year Ended December 31, 1996
         First Quarter .....            $12.25   $7.00
         Second Quarter ....            $12.75   $9.75
         Third Quarter .....            $11.75   $6.39
         Fourth Quarter ....            $ 8.88   $6.00
Year Ended December 31, 1997
         First Quarter .....            $ 8.00   $5.88
         Second Quarter ....            $ 8.88   $5.63
         Third Quarter .....            $ 9.88   $7.75
         Fourth Quarter ....            $10.25   $6.00


         As of March 6, 1998, there were 12,662,650 shares of Common Stock outstanding held by approximately 90 holders of record. The number of holders does not include individual participants in security position listings.

         In 1996 and 1997, the Company paid no dividends on its common stock. The Company's present policy is to retain earnings to finance the Company's business. Any future dividends will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, acquisition plans and plans for expansion, and any other factors that the Company's Board of Directors deems relevant. Under its bank loan agreement, the Company is prohibited from paying any dividends without prior approval from the bank. The Company has no present intention of paying dividends on its common stock in the foreseeable future.

Financial statements page 23:

BOARD OF DIRECTORS
Greg C. Mackie             Chairman of the Board and Chief Executive Officer
David M. Tully             Secretary/Treasurer
                           President, SMB Corporation,
                           Issaquah, Washington
Raymond B. Ferguson        Consultant, Seattle, Washington
Walter Goodman             Consultant, Great Neck, New York
C. Marcus Sorenson         Partner, Blacker Sorenson Audio Group
                           Los Alamitos, California

CORPORATE OFFICERS
Roy D. Wemyss              Executive Vice President and Chief Operating Officer
William A. Garrard         Vice President Finance and Chief Financial Officer
Patric L. Wiesmann         Vice President Marketing and Business Development
David E. Firestone         Vice President Product Development
Robert A. May              Vice President Manufacturing

SHAREHOLDER SERVICES
You are invited to contact us for a variety of shareholder services or to request more information about Mackie Designs. Following are suggestions on how to contact us:

Transfer Agent

Our transfer agent can help you with a variety of shareholder-related services, including change of address, lost stock certificates, transfer of stock to another person, and other administrative services.

Call ChaseMellon Shareholder Services, LLC at 800/522-6645, TDD
(for the hearing impaired) 800/231-5469, or visit their website at www.chasemellon.com.

Investor Relations

You can contact Mackie's Investor Relations department any time to order an investor pack which includes this annual report, the latest Form 10-K, and other financial information. Call toll-free 800/258-6883 (Outside the United States call 425/487-4333,)send a fax to 425/487-4337, Attn: Investor Relations, or send an e-mail to investor@mackie.com.

Common Stock

Mackie's common stock trades on The Nasdaq Stock Market under the symbol MKIE.

Independent Auditors

Ernst & Young LLP
Seattle, Washington

Corporate Counsel

Weiss, Jensen, Ellis & Howard
Seattle, Washington and Portland, Oregon

Notice of Annual Meeting

Mackie's shareholders are invited to attend our annual meeting, which will be held on Tuesday, May 19, 1998, 9:00 am, at the Columbia Winery, 14030 N.E. 145th Street, Woodinville, Washington.

Other Mackie Information

If you would like to receive other information about Mackie Designs such as the 80-page product catalog, accessory catalog, or other product information, please call toll-free 800/898-3211 or 425/487-4333, fax a request to 425/487-4337, or send an e-mail to LitRequest@mackie.com.

Mackie Designs Inc.
16220 Wood-Red Road NE
Woodinville, WA 98072, USA
(425)487-4333 (Y) Fax (425)487-4337
Internet: www.mackie.com

Back Cover:

a) Photo of temple holy man holding Mackie compact mixer.

We can't speak for others in our industry, but Mackie has a very loyal following among the audio professionals who rely on our equipment--which can lead to receiving unsolicited photos like the one at right. Jimmy Waldo and
D. Kendall Jones of Waterbone, a new-age format group, went to Nepal to record exotic sound effects for their new album recently released on WorldDisc Records. Naturally, they brought with them a Mackie Designs MS1402-VLZ mixer, which survived weeks of dust, humidity, smoke and the sort of general hard use that occurs when you try to run a recording studio out of your backpack. Now we get to the loyal following part. For no other reason than, "... the folks at Mackie might get a kick out of this," they posed their trusty mixer with this temple holy man. Luckily, their translator and traveling buddy was National Geographic photographer and field guide Gordon Wiltsie, who shot this magnificent photo. Then two members of the group sought us out at a trade show and gave us the photos free of charge. Just to say "thank you" for making such a dependable recording tool.

16220 Wood-Red Road NE
Woodinville, WA 98072, U.S.A.
Phone 425/487-4333 -Fax 425/487-4337
Internet: www.mackie.com -NASDAQ: MKIE