Form 10-K, Exhibit 13
period 1998-12-31
MACKIE DESIGNS INC
filed 1999-03-30
CIK 946815

                                                                   EXHIBIT 13.1

                ANNUAL REPORT TO SHAREHOLDERS OF MACKIE DESIGNS INC.
                     FOR THE YEAR ENDED DECEMBER 31, 1998


COVER:

1998 Annual Report

President's Message
10K enclosed

"Tools for Artists"


INSIDE FRONT COVER:

Financial Highlights
Fiscal Year Ended December 31

                                          1994               1995               1996             1997             1998
Net Sales                                 $ 49,907,109       $ 63,918,999       $ 73,235,925     $ 74,889,420     $100,975,066*
Earnings Per Share                        $  .68 **          $ .73 **           $ .55            $ .41            $ .43
Investment in R&D                         $  1,137,983       $  1,204,739       $  3,602,727     $  5,892,178     $  5,094,333
Total Assets                              $ 13,592,304       $ 38,046,057       $ 46,255,950     $ 53,372,423     $119,337,009
Shareholders' Equity                      $  8,243,678       $ 34,806,831       $ 42,282,990     $ 46,478,021     $ 49,569,057

* Includes sales of Radio Cine Forniture (RCF) S.p.A. from July 1, 1998 ** pro forma

Identifying New and Expanding Markets

Graph:
Annual Retail Value of Shipments
Estimate in Billions

                                                             1995               1996             1997             1998
                                                             $5.55              $5.79            $6.27            $6.51

In 1998, the music products industry achieved the highest sales levels in history. Mackie's market, the sound reinforcement sector, has enjoyed similar growth since the company was founded in 1989. Worldwide demand for music and sound products has been consistently strong.

Graph:
Total Sound Reinforcement
Retail Dollars in Millions

                                                             1995               1996             1997             1998
                                                             $704.3             $750.1           $757.7           $833.0

The sound reinforcement sector comprises non-powered mixers, powered amplifiers, powered mixers and speaker enclosures. Until 1996, Mackie produced products predominantly for the non-powered mixer market.

Graph:
A. Non-powered mixers
Mackie's traditional markets. Through 1996, Mackie offered several models of analog mixers.

                                                             1996             1997             1998
                                                             $135.2           $133.5           $176.7

Graph:
B. Power Amplifiers
Mackie introduced its first amplifier in 1996. The Company currently offers a family of four amplifiers for different sound amplification needs.

                                                             1996             1997             1998
                                                             $196.6           $206.9           $221.0

Graph:
C. Powered Mixers
Mackie began producing its powered mixers in the first quarter of 1999.

                                                             1996             1997             1998
                                                             $117.6           $121.3           $125.5

Graph:
D. Speaker Enclosures
Mackie's HR824 powered monitor was its first speaker product. Introduced in 1997, it raised the performance bar in its class. Mackie previewed ten loudspeaker products in January 1999.

                                                             1996             1997             1998
                                                             $277.7           $296.0           $309.8


Source: Music USA 1998 Statistical Review of the U.S. Music Products Industry, Published by NAMM International Music Products Association. Figures represent U.S. retail only.

NEXT PAGE:

To our shareholders

In 1989, Mackie Designs had two employees and the strong belief that the professional audio market was ready for high-quality, affordable, American-made mixers. Fortunately, the market confirmed that belief: Mackie Designs' mixers have become the mainstay of the recording, television, radio and multimedia markets.

When Mackie went public three years ago, we were manufacturing eight products, all in one category. We knew that we had to expand our product base to include more than just mixing systems. Our goal has been to reach more related professional audio markets and to put more high-value products in the hands of our established user base. The decision to apply our strengths in new areas has resulted in a massive expansion of our research and development engineering resources, and significant expansion of product offerings. It also led to the acquisition of key new technologies through the purchase of Radio Cine Forniture (RCF) S.p.A in Reggio Emilia, Italy.

Tangible rewards of Mackie's 36-month, company-wide diversification initiative were witnessed by all who attended the recent National Association of Music Merchants (NAMM) trade show. We debuted over twenty new products in six different product categories:

* Ten new sound reinforcement loudspeakers, including eight active powered models that combine RCF's expertise with established Mackie FR Series power amplifier technology. * A new power amplifier that expands our FR Series to a four-model line. * Three new entry-level mixers with built-in digital effects that are a spin-off of original Digital Systems research.


NEXT PAGE:

(Pictures of various key employees and products.)

* Five powered mixers that combine internal FR Series amplifiers and digital effects with our well-established mixer features. * Three new compact mixers with advanced microphone preamplifier technology and other improvements to solidify our core market strengths. * A significant software upgrade for our Digital 8*Bus console that makes it the most useful artistic tool in its category.
To say that our new products were enthusiastically received is an understatement. We were the "buzz" of the tradeshow. An often-heard opinion from our dealers, international distributors and representatives was that "Mackie has set a new standard." I would like to thank them for supporting us during 1998's strenuous and demanding growth period: we have now more than tripled the breadth of our product line, dramatically increasing our potential market size.
Part of our strength lies in the core pro audio technologies we've developed and acquired. Along with our digital and analog electronic engineering teams headquartered in Woodinville, Washington, we have the benefit of one of the world's most advanced electromechanical transducer development facilities at RCF in Northern Italy. Their research into materials such as Kevlar-TM- and titanium/carbon-fiber hybrids has allowed us to enter the sound reinforcement market with unique products that are far ahead of the competition.


NEXT PAGE:

(Pictures of various key employees and products.)

Another factor in our success is the talented group of people here at Mackie Designs. Our digital team, headed by Peter Watts and Bob Tudor, have done much more than just build the next generation of mixing system hardware and software. They have created tools that redefine the creative mixing process in ways that will resonate far into the next decade.
Cal Perkins, Senior Analog Engineer, first helped us break into the power amplification market with innovative Fast Recovery technology. Then he combined FR amplifiers with his acoustic expertise to raise the performance bar for active studio monitors: our HR824 has been acclaimed as one of the most accurate near field monitor speakers ever produced. In 1998, he left his stamp on our new Professional Powered Mixers, which also incorporate FR Series amplifier design.
Chuck Jensen, Mechanical Designer, Joe Erno, Senior Industrial Designer, and our Engineering design team have transformed the veritable flood of new product concepts into tangible, easy-to-manufacture products. Paul Larson, Director of Customer Support, has assembled a technical support department that breathes new life into the tired phrase "world class customer service." Even our competitors agree that we have by far the fastest response times, best quality support and friendliest, most knowledgeable staff in the industry.


NEXT PAGE:

(Pictures of various key employees.)

Ron Koliha, Marketing Creative Director, and his team have created a unique voice for communicating Mackie's distinctive culture and product benefits. They have helped position Mackie as high technology but user-friendly.

Finally, there are the other 850-plus individuals who make up Mackie Designs. Many are musicians, composers or recording buffs in their own right. They take pride in building products that they enjoy using themselves, and are passionate about their craft.
This combination of talent and technology puts us in a strong position for the future. We are making the artistic tools needed to fill the unquenchable demand for electronic media.
As shareholders, you want results. Achieving those results requires innovative products and great marketing. The recent NAMM trade show proved that we have the capability to create those breakthrough products.
Our next step is increased profit by delivering the new products in a timely manner. I'm proud to say that many are already in manufacturing and the remainder are planned for production in the first two quarters of 1999.

                                                 Sincerely,



                                                 Greg C. Mackie
                                                 President and CEO


NEXT PAGE:

Insertion of Form 10-K


NEXT PAGE:

DIRECTORS AND OFFICERS

Greg C. Mackie
Chairman of the Board and
Chief Executive Officer

David M. Tully
Director
Secretary/Treasurer
President, SMB Corporation
Issaquah, Washington

Raymond B. Ferguson
Director
Consultant
Seattle, Washington

Walter Goodman
Director
Consultant
Great Neck, New York

C. Marcus Sorenson
Director
Partner, Blacker Sorenson
Audio Group
Los Alamitos, California

Gregory W. Riker
Director
Consultant
Seattle, Washington

Roy D. Wemyss
Executive Vice President and
Chief Operating Officer

William A. Garrard
Vice President Finance and
Chief Financial Officer

David E. Firestone
Vice President Product Development

Robert A. May
Vice President Manufacturing

Peter Watts
Vice President Engineering

SHAREHOLDERS SERVICES

You are invited to contact us for a variety of shareholder services or to request more information about Mackie Designs. Following are suggestions on how to contact us:

Transfer Agent
Our transfer agent can help you with a variety of shareholder-related services, including change of address, lost stock certificates, transfer of stock to another person, and other administrative services. Contact ChaseMellon Shareholder Services at: Shareholder Relations, P.O. Box 3315, South Hackensack, NJ 07606. Call LLC at 800/522-6645, TDD (for the hearing impaired) 800/231-5469, or visit their website at www.chasemellon.com.

Investor Relations
You can contact Mackie's Investor Relations department any time to order at no charge an investor pack which includes this annual report, the latest Form 10-K, and other financial information. Call toll-free 800/253-6883 (outside the United States call 425/487-4333). Send a fax to 425/487-4337, Attn:
Investor Relations, or send an e-mail to investor@mackie.com.

Common Stock
Mackie's common stock trades on The Nasdaq Stock Market under the symbol MKIE.

Independent Auditors
Ernst & Young LLP
Seattle, Washington

Corporate Counsel
Weiss, Jensen, Ellis & Howard
Seattle, Washington and Portland, Oregon

Notice of Annual Meeting

Mackie's shareholders are invited to attend our annual meeting, which will be held on Thursday, May 6, 1999, 9:00 am, at the Columbia Winery, 14030 N.E. 145th Street in Woodinville, Washington.

If you would like to receive other information about Mackie Designs such as product catalogs, an accessory catalog, or other product information, please call toll-free 800/893-3211 or 425/487-4333, fax a request to 425/487-4337, or send an e-mail to LitRequest@mackie.com.

SUBSIDIARIES*

Mackie Designs Inc.
Mackie Designs Manufacturing Inc.
16220 Wood-Red Road NE
Woodinville, WA 98072, USA
Telephone: 425/487-4333
Fax: 425/487-4337
Internet: www.mackie.com

Radio Cine Forniture (RCF) S.p.A.
RCF Artesuono S.r.L.
AVM S.r.L.
Via G. Notari 1
42029 San Maurizio
Reggio Emilia, Italy
Telephone: 39 52 22 74 437
Fax: 39 52 23 31 744
Internet: www.rcf.it

RCF Electronics (UK) Ltd.
dba Mackie UK
2 Blenheim Court
Hurricane Way
Wickford Essex SS11 8YT, England
Telephone: 44 1268 570 808
Fax: 44 1268 570 809

RCF France S.A.
Rue de La Guerlande
71880 Chatenoy le Royal, France
Telephone: 33 3 85 41 10 11
Fax:  33 3 85 41 28 55

RCF Deutschland GmbH
Kuhlmannstrasse 7
48282 Emsdetten, Germany
Telephone: 49 2572 96042-0
Fax: 49 2572 96042 10

RCF North America, Inc.
41 Loring Drive
Framingham, MA 01702
Telephone: 508/620-6400
Fax: 508/620-6449

RCF China Limited
11/F., Leader Industrial Ctr., Phase 1
188-202 Texaco Road
Tsuen Wan, Hong Kong
Telephone: 852 2522 8844
Fax: 852 2845 9178


*Excludes inactive subsidiaries and holding companies.

-C-1999 Mackie Designs Inc. All rights reserved. "Mackie", "RunningMan" figure and "Tools for Artists" are trademarks or registered trademarks of Mackie Designs Inc. This document also contains names and trademarks of other companies.

BACK COVER:

16220 Wood-Red Road NE
Woodinville, WA 98072
425-487-4333
NASDAQ: MKIE
www.mackie.com